                                                                       EXHIBIT 1

[LOGO]
ROYAL GROUP
TECHNOLOGIES

[PHOTO]

BUILDING A
BETTER WORLD(TM)

COMPANY PROFILE

Royal's mission is to provide industry leading products to renovate, improve or construct a building, while striving to enhance the environment and maximizing returns for shareholders.

-- Royal is a vertically integrated manufacturer of innovative, plastic home improvement, consumer and construction products.

-- Royal Group is a public company with its Subordinate Voting Shares listed on the Toronto Stock Exchange and New York Stock Exchange.

-- Royal's operations are located primarily in Canada and the U.S., with international locations in South America, Europe and Asia. The operations, are arranged into two segments: The Products Segment and the Support Segment.


-- The Products Segment is comprised of the following product lines:

   i) Home Improvement Products primarily consist of extruded PVC products, including window and door profiles, siding and roofing. These products are primarily sold to fabricators and building product distributors.

   ii) Consumer Products consist of a broad range of extruded and injection molded products including window coverings, outdoor storage solutions, fencing, decking, railing, housewares and furniture. These products are primarily sold to home-owners through retail home improvement chain stores.

   iii) Construction Products consist of pipe and fitting systems, as well as commercial doors. These products are distributed through a network of distributors and contractors to the new construction sector of the market.

   iv) Royal Building Systems and Foreign Operations include components of Royal Building Systems(TM) sold throughout the world, and other building products manufactured by foreign operations sold in conjunction with the System or alone.

-- The Support Segment is composed of a series of activities, which are primarily supplied to the Products Segment, to facilitate superior customer service, rapid product development and a low cost structure. The activities of the Support Segment include:

   i) Materials manufacture, involves production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw material, utilizing proprietary RoyalEco(TM) technology.

   ii) Machinery development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

   iii) Services include distribution, research and development, and property management services provided to the Group.
                           [LOGO]
                        Royal Group
                       Technologies

          PRODUCTS                         SUPPORT
          SEGMENT                          SEGMENT

     HOME IMPROVEMENT
     Custom Profiles
    Exterior Cladding
                                          MATERIALS


           CONSUMER
       Window Coverings
       Outdoor Products
   Housewares & Furniture
                                          MACHINERY
                                          & TOOLING


        CONSTRUCTION
      Pipe & Fittings
      Commercial Doors

                                           SERVICES



        RBS & FOREIGN
           OPERATIONS


CONTENTS

Financial Highlights                            1

Message from the Chairman                       2

Letter to Shareholders                          3

Products Segment                                4

Support Segment                                16

Royal in the News                              18

Environmental, Health,
Safety and Social
Stewardship                                    19


Management's Discussion & Analysis             20

Financial Statements                           26

Notes to Financials                            30

Supplementary Financial Information            38

Corporate Governance                           42

Shareholder & Corporate Information            43

The Royal Family of Brands                     44


FINANCIAL HIGHLIGHTS

Years ended September 30, 2002, 2001 and 2000
(In thousands of Canadian dollars, except per share amounts)

                                                                2002                   2001                    2000
-------------------------------------------------------------------------------------------------------------------
CORPORATE OPERATING RESULTS
Net sales                                                $ 1,915,230            $ 1,669,036             $ 1,549,481
EBITDA(4)                                                    360,558                315,927                 378,399
Net earnings                                                 129,160                117,438                 169,117
Cash flow(1)                                                 286,436                255,527                 280,334
Free cash flow (use)(2)                                      117,190                (62,986)               (264,784)
-------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Diluted earnings                                         $      1.38            $      1.27             $      1.89
Book value per share(5)                                  $     16.10            $     14.95             $     13.62

CORPORATE FINANCIAL POSITION
Working capital                                              167,474                179,762                 197,004
Property, plant and equipment                              1,637,049              1,604,499               1,455,027
Goodwill and other assets                                    275,757                245,729                 248,857
Shareholders' equity                                       1,500,922              1,361,687               1,236,222
Invested capital(3)                                        2,449,752              2,355,352               2,133,923
-------------------------------------------------------------------------------------------------------------------

CORPORATE FINANCIAL RATIOS
EBITDA margin(4)                                               18.8%                  18.9%                   24.4%
Current ratio                                                   1.2X                   1.3x                    1.3x
Funded debt to invested capital                                  38%                    41%                     41%
Return on invested capital                                      7.1%                   7.1%                   10.5%
-------------------------------------------------------------------------------------------------------------------

(1) Cash flow, being earnings before minority interest plus items not affecting cash.
(2) Free cash flow (use) is a non-GAAP measure, being cash flow, less change in non-cash working capital items, less acquisition of property, plant and equipment.
(3) Aggregate of shareholders' equity, minority interest, and funded debt less cash on hand.
(4) It should be noted that EBITDA and EBITDA margin are widely used terms in financial markets, but are non-GAAP measurements. Both of these terms are defined in the Management's Discussion and Analysis section of this report.
(5) Book value per share is a non-GAAP measure, being Shareholders' Equity divided by the number of shares outstanding at year-end.

CONSOLIDATED NET SALES          CONSOLIDATED NET EARNINGS          CONSOLIDATED CASH FLOW(1)          CONSOLIDATED FREE CASH FLOW(2)
(in millions of dollars)        (in millions of dollars)           (in millions of dollars)           (in millions of dollars)

[CHART]                         [CHART]                            [CHART]                            [CHART]



                     Royal Group Technologies Limited  ANNUAL REPORT 2002      1

MESSAGE FROM THE CHAIRMAN

[PHOTO]

Vic De Zen,
Chairman and C.E.O.

IT IS WITH GREAT PRIDE AND CONFIDENCE THAT I ANNOUNCE THE APPOINTMENT OF DOUGLAS DUNSMUIR TO THE NEWLY CREATED POSITION OF PRESIDENT. HE WILL FOCUS ON THE DAY TO DAY OPERATIONAL ISSUES, WHILE I CONTINUE TO FOCUS ON STRATEGIC ISSUES, INCLUDING NEW PRODUCT DEVELOPMENT.

     As I indicated in my message to you last year, our goals are to achieve profitable growth, generate free cash flow, reduce debt and improve returns on invested capital. We made progress towards our goals in 2002, with the performances of most divisions other than Window Coverings in line with our expectations. However, our rate of progress towards our goals was restrained in 2002, primarily as a result of unexpected costs associated with an accelerated transition of the window coverings market.

     Still, we attained sales of $1.9 billion and net earnings of $129 million, representing increases from the previous year of 15% and 10% respectively. We generated positive free cash flow of $117 million, helping us to reduce our debt. We are particularly proud to have reduced the ratio of net debt to total capitalization to 38% at year-end, representing a substantial improvement from last year.

     Responding to rapid changes in consumer preferences for window coverings, we are strategically repositioning the division. We are evolving from being primarily a manufacturer of vertical blinds, to being a supplier of a broad range of custom- tailored window covering systems, sold increasingly through retail home improvement stores. It should take us until spring of 2003 to fully effect the transition of our window coverings business, after which we will be primarily positioned in a higher value-added segment of the market.

     We are particularly pleased with our acquisition of Marley Mouldings, as well as the integration of Marley within Royal's operations. Immediately after Marley Mouldings' acquisition in December of 2001, Marley began to enjoy the benefits of Royal's materials purchasing power and vertical integration. As the year progressed, Marley enjoyed accelerating sales growth, as new products were introduced and some of Royal's distribution channels were leveraged. The roll out of Marley's cellular foam window, which both looks and feels like wood, is progressing well, providing us access to the large wood window frame segment of the market.

     We are beginning to see some of the early fruits of our intensive new product development program. As a result of our development program, distributors of our products are able to offer home-owners over $30 thousand of renovation and improvement products. Much of this potential content has been introduced in the last three years, underscoring that we have just begun to scratch the surface of some very large markets. When you combine this increase in potential sales per home with an aging housing inventory and consumers increasing preference for maintenance-free products, we believe that we are in the right place at the right time.

     During 2001, we completed our new industrial complex in Woodbridge, giving us the capacity we require to accommodate expected growth for several years. The new technology that we have implemented in the industrial complex is providing improving manufacturing throughput rates, enabling us to further consolidate plants into the complex. Our efficient manufacturing infrastructure provides us a platform to enhance our competitive advantage and improve returns, for many years to come.

     In March, Douglas Dunsmuir was appointed to the position of President of the Group. Doug brings over 16 years of history as a member of Royal Group's Executive Management team. He will focus on the day to day operational issues, while I continue to focus on strategic issues, including new product development. Working together with our team of employees, we intend to seize the potential we have, both in the short and longer terms.

     In 2003, we intend to add new independent Directors to our Board. These new Directors will assist us to review our strategic plans, as well as bring us new perspectives.

     We thank you for your support, as we have initiated the transition of our window coverings business and seek to increase capacity utilization. We have full intention to reward your patience with vigorous pursuit of all actions necessary to improve shareholders' returns.

[SIGNATURE]

Vic De Zen, Chairman and C.E.O.
January 1, 2003

2  Royal Group Technologies Limited  ANNUAL REPORT 2002

LETTER TO SHAREHOLDERS


AS A TEAM, WE ARE EXCITED ABOUT OUR ABILITY
TO EXECUTE THE PLANS WE HAVE FORMULATED.

     I have stepped into my new role at a time rich with opportunities, yet confronted with the challenges of effecting the transition of our Window Coverings Division and increasing capacity utilization throughout the Group.

INCREASING CAPACITY UTILIZATION

During 2002, a series of actions were taken to increase capacity utilization in the Group. These actions included further plant consolidations and utilization of traditionally product specific manufacturing plants to produce a broader array of products.

     Internationally, we have introduced a series of building products into plants originally intended for production of just Royal Building Systems(TM) components. In Poland, we have introduced window profiles and fencing, which have helped to initiate the transition to profitability. We have also begun to develop Western European markets for vinyl siding and window profiles, adding a number of new customers in 2002.

     Similarly, in China we have successfully introduced window profiles to help accelerate earnings growth. We are presently experiencing rapid growth in demand in China for both window profiles and components of Royal Building Systems(TM), with machine capacity to be expanded by 30% in 2003.

     In North America, a series of plant reorganizations are serving to increase utilization of our new industrial complex in Woodbridge. These reorganizations include expanding foam extrusion operations into a custom profile plant and distributing that plant's custom profile production among three adjacent custom profile plants. In addition, Royal's rapidly expanding fencing and decking operations are increasingly drawing extrusions from adjacent custom profile plants.

     During 2002, we completed development of several new products, which will be manufactured in existing facilities, thereby increasing capacity utilization. These new products include a durable PVC gutter and downspout system, a line of home office furniture, a porch planking system that closely resembles wood and additional railing systems.

     The actions we are undertaking are expected to improve capacity utilization to about 70% by the end of 2003, which will be an important step toward attainment of capacity utilization rates in excess of 80% and our historical EBITDA margins of 23 to 24%. We operated throughout 2002 with capacity utilization in the low 60% range.

WINDOW COVERINGS - SUCCESSFUL TRANSITION IN PROGRESS

Repositioning strategies are being effected in our Window Coverings Division in response to changes in window covering fashion trends, consumers' increasing preference for custom-tailored window coverings and consumers' desire to purchase coverings at conveniently located home improvement stores. While we have been repositioning ourselves, we have been subject to intense price competition in the traditional ready-made sector of the market.

     We have recently rolled out a series of tailored window covering programs with leading home improvement retail chain stores. These programs involve a home-owner choosing from a wide variety of window fashions at a store and submitting the exact dimensions of their windows. Within days, window treatments meeting specific dimensional and style requirements are back at the store or delivered to the customer's home. We are proud to note that Royal has just been given a Vendor of the Year Award by the Home Depot, recognizing the creativity of our programs. Tailored programs significantly increase the value Royal provides its customers.

OUR GOALS AND OUR PLAN TO GET THERE

Our strategic plan is comprised of three clear imperatives:

-- Continued development of high value-added, industry leading products;

-- Leverage of existing distribution channels with these new products; and

-- Loading existing plants with increasing volumes of existing products and our new products, in order to increase capacity utilization.

In the strategic planning process, we established the following targets for the period 2003 through 2005:

-- Organic sales growth averaging 10% per year, with sales of $2.5 billion in 2005;

-- Return to EBITDA margins of 23 to 24%; and

-- Return to invested capital returns in the low double digits.

     It takes more than a plan to bring improved financial results to fruition. It involves a commitment by our Executive Management team to work with all of our employees, to stay focussed on satisfying customers needs, while implementing systems that will allow us to contain costs and make greater utilization of our existing assets.

     As a team, we are excited about our ability to execute the plans we have formulated. I look forward to keeping you posted on our progress.

[SIGNATURE]

Douglas Dunsmuir, President
January 1, 2003

                     Royal Group Technologies Limited  ANNUAL REPORT 2002      3

PRODUCTS SEGMENT
Home Improvement


ROYAL'S DECORATIVE

INTERIOR AND EXTERIOR

MOULDINGS FOR HOMES

ARE ENJOYING RAPID

GROWTH IN DEMAND.


[PHOTO]

CUSTOM PROFILES

Royal's custom profile products are the largest and most diverse of our product lines, composing over one third of overall sales. The majority of sales continue to be to the fabricators of windows and doors, but include a growing portion of decorative trim for the interior and exterior of the home, as a result of the acquisition of Marley Mouldings in December of 2001.

     Royal enjoys a series of sustainable competitive advantages in the vinyl window framing marketplace. These advantages emerge from our vertical integration, which allows us to quickly and cost effectively make dies to produce window systems specifically for a window fabricator's marketplace. Our integration, involving materials formulation and manufacture, allows us to offer fabricators unique colors and unique performance characteristics. This custom approach to serving our window fabricator customers allows them to provide their markets with higher value-added products.

     Vinyl window and door framing continues to be the material of choice by most home-owners, with over 50% of all windows installed in 2002 being vinyl. Vinyl has long been the material of choice for the renovation sector of the market, but has recently gained considerable penetration in the new home sector, as home-owners increasingly specify durable, easy to maintain products. In response, a series of architecturally rich window systems have been developed for window fabricator customers seeking to distinguish windows in particular residential construction projects.

     First introduced in 2001, the RoyalEco(TM) basement window system enjoyed solid growth in 2002, as window fabricators increasingly recognized its durability and ease of installation. Produced using Royal's patented RoyalEco(TM) technology, the basement window system is manufactured using a variety of plastic waste materials that are injection molded into an affordable and durable window frame. This basement window system received Window and Door Magazine's coveted Crystal Achievement Award in 2002.

     We are completing development of a RoyalEco(TM) casement window system, which is being designed to provide superior strength to large-span casement window applications in new home construction. The RoyalEco(TM) casement window system is a modular window system, capable of accommodating a variety of size and style configurations.

     The acquisition of Marley Mouldings assists us with a series of strategic initiatives, including penetration of the wood segment of the window-framing marketplace. Almost $1 billion of wood window framing is purchased in a year in North America, representing over one third of the window-framing marketplace. There is a portion of the home-owning public that prefer windows having the look and feel of wood, but wishing to avoid maintenance. Marley's Pro Sash(R) foam vinyl window system gives homeowners both the look and feel of wood both with the durability and ease of maintenance of plastic at an affordable price. Marley began to roll out Pro Sash(R) window framing system through Royal's extensive window fabricator base in 2002 with a number of fabricators working with the product by year end.

     Marley's decorative interior and exterior mouldings for homes are enjoying rapid growth in demand. As you can see in the picture on the opposite page, Marley's mouldings very closely simulate the look of a variety of types of wood. With a solid foam core, in combination with a strong outer surface, they also feel like wood. They can be cut like wood, glued like wood, nailed or screwed like wood. Unlike wood, they do not shrink, expand, rot, feed termites or require repeated refinishing.

     Marley's interior products include polymer baseboard mouldings, crown mouldings, chair rail and picture framing. On the outside of homes, Marley offers garage door mouldings, brick mouldings and exterior door jamb systems. With almost five billion dollars of wood moulding and millwork purchased in North America in a year, Marley's industry leading technology leaves Royal in a solid position for increasing penetration.

     In 2002, we continued to consolidate some of our window profile extrusion plants, in pursuit of greater capacity utilization and increasing returns for shareholders. We also accelerated introduction of vinyl window profiles into markets served by our international plants, further improving capacity utilization.

CUSTOM PROFILES 5 YR.
SALES GROWTH
(in millions of dollars)

[GRAPH]

NORTH AMERICAN WINDOW FRAMING
MARKET DATA

[PIE CHART]
CORE BRAND

[LOGOS]

                     Royal Group Technologies Limited  ANNUAL REPORT 2002      5

PRODUCTS SEGMENT
Home Improvement

[Photo]          [Photo]          [Photo]                 [Photo]
Custom Window    Royal Heirloom   NeverPut [R] Exterior   Dual Flow [R] Vinyl
Profiles         Mouldings        Mouldings               Gutter and Downspout
                                                          System

With increasing demand and prudent consolidation of operations underway, the custom profile operations are poised to contribute to increasing returns on invested capital.

EXTERIOR CLADDING

Royal's Exterior Cladding products enjoyed another solid year of growth in 2002, posting sales of $300 million, representing a 26% increase over the previous year. We are particularly proud of this achievement, as it exemplifies the strength of our product offering and marketing capabilities.

     In 2002, we continued to add new distributors for our products, both in the United States and Canada. Distributors continue to select Royal as a result of our leading edge siding products, broad offering of complementary building products and our relatively low level of market penetration.

     In many geographic locations in the United States, markets have become saturated by competitors that have established distributors in close proximity to each other. With a relatively low level of penetration, Royal offers distributors and contractors an attractive alternative.

     Royal's leading edge products continue to offer distributors and contractors healthy differentiation from more widely available competitive products. Royal's position with its distributors and contractors is further enhanced by offering a series of complementary building products, including roofing, soffit and trim coils. We intend to launch a pro line of vinyl gutter and downspout in 2003, further enhancing our offering.

     Amongst the unique products introduced in 2002, was the Royal Designer Shake(TM). Cedar shakes have been popular with homeowners for generations. Now, the classic look of authentic cedar shake and the ease of maintenance of plastic is available with the Royal Designer Shake(TM). This exterior cladding comes in two distinctive profiles, Rough Sawn and Hand Split, both of which complement a wide range of architectural styles that elevate homes beyond the ordinary.

     In order to accommodate increasing demand for exterior cladding products, a series of new high-speed extrusion lines are being added in both of our US and Canadian manufacturing locations. In Canada, our 450 thousand square foot plant in the new industrial complex will install two high-speed lines in Spring of 2003, preparing us for peak seasonal demand. Upon addition of these lines to our Canadian facility, we will be capable of producing over 4 million squares per year in the Canadian facility.

     The Exterior Cladding Division's growth is enabling full utilization of manufacturing facilities, which is contributing to improving returns.

EXTERIOR CLADDING 5 YR.
SALES GROWTH
(in millions of dollars)

[GRAPH]

NORTH AMERICAN VINYL SIDING
MARKET DATA

[PIE CHART]
CORE BRAND
[LOGO]

6  Royal Group Technologies Limited  ANNUAL REPORT 2002

[PHOTO]

AMONGST THE UNIQUE

PRODUCTS INTRODUCED IN

2002, WAS THE ROYAL

DESIGNER SHAKE(TM).

NOW, THE CLASSIC LOOK

OF AUTHENTIC CEDAR

SHAKE AND THE EASE OF

MAINTENANCE OF PLASTIC

IS AVAILABLE.

                         Royal Group Technologies Limited  ANNUAL REPORT 2002  7

                            PRODUCTS SEGMENT
                               Consumer

[PHOTO OF WINDOWS]

WE HAVE INTRODUCED AN
INDUSTRY LEADING LINE OF
WINDOW FASHIONS,
INCLUSIVE OF A BROAD
VARIETY OF BLINDS, ROLLER
SHADES, SHUTTERS AND
CORNICE MOULDINGS.

WINDOW COVERINGS

Window coverings markets were extremely challenging in 2002. Three shifts in consumers' preferences impacted our Window Coverings Division in 2002, as follows:

1. Decreasing demand for vertical blinds and increasing demand for horizontal blinds, including faux wood and wood, as well as increasing demand for roller shades and shutters.

2.  Increasing demand for window coverings tailored to exact window dimensions.

3. Increasing preference to purchase window coverings from conveniently located home improvement stores.

      Acceleration of these preference shifts, combined with intense international competition in the ready-made segment of the market, precipitated a significant shortfall in the financial performance of our Window Coverings Division in 2002.

      We are rapidly responding to market dynamics, with products and programs suiting the changing needs of consumers. We have introduced an industry leading line of window fashions, inclusive of PVC, wood and aluminum horizontal blinds, woven wood blinds, roller shades, shutters and cornice mouldings, through leading home improvement and retail stores. We have also introduced a series of cut to fit and custom window covering programs, allowing consumers to tailor dress their windows.

      We have incurred much of the up front development and promotional costs associated with these programs at a time when margins have become compressed for conventional ready-made window treatments. However, we are expecting a shift in product mix in 2003, which will favour higher value-added tailored programs, helping us to improve the profitability of the Window Coverings Division. In addition, we have initiated a series of cost reduction measures.

      The repositioning of our Window Coverings Division will take some time to gain traction. We expect our new programs to garner increasing market penetration in 2003. Our goal is to achieve break-even earnings performance in 2003, which will significantly contribute to improvement of Royal's overall financial performance.

OUTDOOR PRODUCTS

Outdoor Products include a broad offering of outdoor storage solutions, fencing, decking, deck railings and the recently introduced gazebo package. The focus of this product group has been to introduce an attractive, durable line of maintenance-free products for the backyard.

[GRAPH OF WINDOW COVERINGS 5 YR. SALES GROWTH]

[PIE CHART OF NORTH AMERICAN HARD WINDOW COVERINGS MARKET DATA]


      Our pre-assembled fencing products enjoyed rapid growth in 2002, with over 300 stores now carrying the product line. Over 12 styles of fencing are now available in stores, to give individual home owners a distinct look. In 2003, it is expected that another 250 stores will carry the product, increasing our market penetration.

      We continue to be pleased with acceptance of our do-it-yourself and professionally installed PVC fencing and decking product lines. We believe that our fencing and decking business is at the same stage that the vinyl window profile business was 20 years ago.

      With increasing public awareness of environmental and health problems associated with certain kinds of treated wood, there is increasing demand for alternative products. In addition to the broad range of PVC fencing and decking styles currently offered, we are developing a decking product to compete against pressure treated wood, using our RoyalEco(TM) technology. We are also completing development of a porch planking system that will look and feel like wood, using Marley's cellular foam technology. We intend to penetrate this rapidly expanding market with a broad range of products, which appeal to home-owners at all price points.

      In 2003, we are introducing a new line of outdoor storage solutions. This new series will be positioned at the high end of the market and sport a number of architectural features, including richer base and accent coloring, steeper pitched roofs, and decorative trim. This new line will complete our current offering, with products appealing to all home-owners' objectives, including economy, functionality and aesthetic appeal.

CORE BRAND
[LOGO]

                        Royal Group Technologies Limited  ANNUAL REPORT 2002 | 9

                            PRODUCTS SEGMENT
                               Consumer


[PHOTO OF BROCK DECK(TM) SYSTEMS]

[PHOTO OF GRACIOUS LIVING(TM) STUDENT DESK]

[PHOTO OF PREMIER(TM) GARDEN SHED]

[ROYAL DECOR(TM) SPINDLE AND GINGERBREAD DESIGNS]

[GRAPH OF HOUSEWARES & FURNITURE 5 YR. SALES GROWTH]

[GRAPH OF OUTDOOR PRODUCTS 5 YR. SALES GROWTH]

HOUSEWARES AND FURNITURE

Gracious Living continued to post strong growth in 2002, with sales of $117 million, representing an 11% increase from the previous year. Growth was achieved through a combination of greater consumer awareness of Gracious Living's products, increasing distribution and introductions of new products. Gracious Living's products are now marketed through North America's largest retailers, including Walmart, Lowes, Home Depot, Target and Canadian Tire.

      During 2002, we continued to set the stage for future growth, with a series of successful new product introductions. These products include a series of banquet tables for residential and commercial applications. Features include an easy to clean polymer surface, telescopic folding legs, and a patented folding table top. Gracious Living banquet tables are lightweight, durable and easy to store. Introduced in fall of 2001, demand for the tables was outstanding, with initial production capacity sold out.

      We recently introduced an affordable, attractive and functional student desk. Contemporary in style and design, each desk comes equipped with a slide-out keyboard shelf and castors for added mobility. To complement the banquet table and student desk, we have introduced a lightweight and compact folding chair with a unique seat locking system.

      In the $5 billion indoor storage and organization market, we have recently introduced a new generation of storage totes, called ProTote(TM). This new generation of totes is heavy duty in construction and is made for rugged everyday use.

      In order to accommodate expected growth in demand, a series of operational actions were taken in 2002 to reduce cost and improve production, warehousing, and distribution efficiency.

      With increasing demand for both core and new products, coupled with expanding manufacturing capabilities, Gracious Living is poised for continuing profitable growth in the years ahead.

CORE BRAND
[LOGO]

10 | Royal Group Technologies Limited ANNUAL REPORT 2002

[PHOTO]


WE BELIEVE THAT THE PLASTIC FENCING AND DECKING MARKET IS AT THE SAME STAGE THAT THE VINYL WINDOW PROFILE MARKET WAS 20 YEARS AGO.


                        Royal Group Technologies Limited   ANNUAL REPORT 2002 11

PRODUCTS SEGMENT

Construction


WE ARE BEGINNING TO ENJOY THE FRUITS OF INVESTMENTS IN THE DEVELOPMENT AND MARKETING OF COMPLETE MUNICIPAL PIPE AND FITTING SYSTEMS, AS WELL AS THE ROLL OUT OF A SERIES OF HIGH VALUE-ADDED CABLE/CONDUIT PROTECTION SYSTEMS.


12 Royal Group Technologies Limited   ANNUAL REPORT 2002

    [PHOTO]               [PHOTO]            [PHOTO]               [PHOTO]
Korflo(TM) Pipe       Plumbing and         Electrical        Electrical Fittings
                      Drainage System      Conduit Pipe

PIPE AND FITTINGS

Royal Pipe Systems enjoyed solid growth in 2002, attaining sales of $212 million, up by 14% from the previous year. Sales growth in this division reflects the successful execution of strategies embarked upon three years ago to increase the breadth of Royal's product offering. We are beginning to enjoy the fruits of investments in the development and marketing of complete municipal and electrical pipe and fitting systems, as well as the roll out of a series of high value-added cable/conduit protection systems.

      The market for traditional municipal, plumbing and electrical pipe and fittings was buoyant in 2002, as a result of robust levels of housing development. While we expect that levels of housing development will temper in the years ahead, we continue to expect that PVC will increasingly be the material of choice for potable water, sewer and electrical pipe and fittings. In particular, Royal's PVC potable water pipe continues to be specified in place of conventional systems because of the alarming rate of failure of these systems. We expect that replacement of failing conventional systems will serve to buoy the municipal pipe and fittings market in the years ahead.

      In 2001, we introduced a series of cable/conduit protection systems, under the name Kortech(TM). These systems were enthusiastically received by distributors, engineers and contractors. This is a large and growing market segment. The advances made by our Quickstop(TM) line of fire stop products introduced in 2001, continued in 2002. A full line of retrofitable fire stop products were added to

[BAR  GRAPH]                                   [PIE CHART]
PIPE & FITTINGS 5 YR. SALES GROWTH             NORTH AMERICAN PIPE & FITTINGS
(in millions of dollars)                       MARKET DATA



our line, increasing the demand for and specification of our Quickstop(TM) products.

      Traditionally, Royal's pipe and fittings systems have been marketed primarily in Canada, in close proximity to manufacturing plants. Newer, higher value-added fitting products are now being rolled out successfully in select global markets, providing another avenue for profitable future growth.

      Having invested in product development, marketing roll outs, and manufacturing expansion over the past three years, the pipe and fittings group is now poised to contribute to our corporate goal of improving returns on invested capital.

CORE BRANDS

[LOGO]               Royal Group Technologies Limited   ANNUAL REPORT 2002   13

PRODUCTS SEGMENT
Royal Building Systems & Foreign Operations


DURING 2002, INTERNATIONAL ACTIVITIES FOCUSSED ON INTRODUCING EXISTING NORTH AMERICAN BUILDING PRODUCTS INTO FOREIGN PLANTS, SUCH AS THE VINYL WINDOW PROFILES WHICH WERE USED TO MAKE WINDOWS FOR THIS APARTMENT IN CHINA.


14 Royal Group Technologies Limited    ANNUAL REPORT 2002

    [PHOTO]             [PHOTO]              [PHOTO]                [PHOTO]
Window Profiles      Royal Building      Royal Building         Royal Building
for apartments       Systems(TM)         Systems(TM)            Systems(TM)
in China             in China            in Mexico              in Poland

ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS

Royal Building Systems and Foreign Operations include components of Royal Building Systems(TM) sold throughout the world and other building products manufactured by foreign operations sold in conjunction with the system or alone.

      During 2002, international activities focussed on introducing existing building products into foreign plants. These initiatives were undertaken to increase foreign capacity utilization, thereby initiating increasing returns on invested capital.

      In Poland, window profiles have now been successfully introduced in the Polish marketplace, as well as in other locations throughout Europe. Fencing has also been introduced in Poland and is undergoing rapid increases in demand. Since the inception of our plant in Poland in 1998, we have produced siding which has been consumed in Eastern European countries. In 2002, we began to roll out our siding products successfully in Western Europe.

      In China, we are experiencing rapid growth in demand for vinyl window profiles, which have become the material of choice for windows in China. We are in the process of adding extrusion lines for window profile production in order to respond to rising demand. Demand for components of Royal Building Systems(TM) is also enjoying substantial growth in China, particularly in industrial and commercial markets. Over 1.2 million square feet of space was built in China using the System in 2002.

      In Mexico, we have historically produced Royal Building Systems(TM) and window coverings. We are now introducing vinyl window profiles as well. We are working toward an arrangement

RBS/FOREIGN OPERATIONS 5 YR. SALES GROWTH
(in millions of dollars)

(BAR GRAPH)

ROYAL BUILDING SYSTEMS(TM) CONTINUES TO STRENGTHEN ITS POSITION IN
TARGET MARKETS.

with the Home Depot in Mexico to distribute a number of our products, including Royal Building Systems(TM), mouldings, window coverings and some of Gracious Livings's products. The home improvement market in Mexico is significant in size and we are working to favorably position our broad product offering.

      In South America, we continue to be subjected to soft domestic market conditions in Argentina. We intend to weather the economic malaise in Argentina, by exporting to neighboring Brazil. In 2002, we made considerable progress developing the Brazilian market and we expect that these initiatives will help us to increase use of our Argentinian capacity in the coming year.

      Our initiatives in 2002 serve to facilitate increasing returns from our foreign operations in the years ahead.

CORE BRAND
[LOGO]                 Royal Group Technologies Limited   ANNUAL REPORT 2002  15

SUPPORT SEGMENT


(PHOTO)

                                                            OUR INTEGRATION OF
                                                            MATERIALS OPERATIONS
                                                            CONTINUES TO ENABLE
                                                            US TO DEVELOP NEW
                                                            PRODUCTS MORE
                                                            QUICKLY AND
                                                            SUCCESSFULLY THAN
                                                            NON-INTEGRATED
                                                            COMPETITORS.






16 Royal Group Technologies Limited   ANNUAL REPORT 2002

The Support Segment is comprised of a series of activities, which are primarily supplied to the Products Segment, to facilitate a low cost structure, superior customer service and rapid product development. The activities of the Support Segment include:

o Materials manufacture, involving production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw material, utilizing proprietary RoyalEco(TM) technology.

o Machinery/tooling development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

o Services include distribution, research and development, and property management services provided to the Group.

MATERIALS

In 2002, a series of raw material initiatives were undertaken by the Support Segment to assist with development of new products. These initiatives included the development of compounds for various window coverings, pipe fittings and exterior cladding products. Our integration of materials operations continues to enable us to develop new products more rapidly and successfully than non-integrated competitors.

     In addition, we continued to develop materials that would further enhance the productivity and efficiency of the entire Group. These materials included new stabilizer and lubricant packages, which enhance the processibility of compounds utilized in extrusion and injection molding operations.

     As part of our continuous improvement program at our PVC resin plant, we have recently identified a series of process improvements, which are currently being initiated. These process improvements will allow us to increase our production of PVC resin in 2003 to almost 500 million pounds, representing a 35 million pound increase from 2002.

     We are presently adopting enterprise management systems and technologies that will enable us to more precisely gear raw materials production to orders being received by product producing plants. This initiative is expected to facilitate inventory reductions and increasing customer service in future years.

[PHOTO]

Research and Development-Sintering

MACHINERY AND TOOLING

Over the course of 2002, machinery operations were restructured, to focus on servicing existing equipment and improving technology, instead of primarily fabricating new equipment. This restructuring results from the recent completion of Royal's significant manufacturing expansion program. Royal's current capacity utilization, based on existing manufacturing infrastructure, is expected to increase significantly over the next few years.

     Machinery operations have also focussed on refinement of processes, to provide optimal output rates. A series of studies to identify best practices in the Group were initiated in 2002, with the machinery operations playing an important role in the dissemination of best practices throughout the Group.

SERVICES

With the completion of Royal's new industrial complex in 2001, we wound down our plant construction activities in 2002. By the end of 2002, we were no longer engaged as general contractors and electrical contractors, or involved in heating, ventilation or water conditioning activities. These activities were essential to the timely completion of our expansion program, but are no longer necessary as we have sufficient infrastructure to grow for several years.

     We have maintained our property management services, which strive to contribute to improve efficiency and reduce operating costs. Property management service activities focus on initiatives facilitating optimal use of utilities.

     In 2002, we continued to add systems to the Group that serve to reduce the amount of water consumed in manufacturing operations. We also added a number of technicians within the Group to ensure that our water conservation systems are performing optimally. These initiatives continue to reduce the amount of water required to service our manufacturing operations.

     In the face of deregulation of electrical services in Ontario, we entered into a contract with our electric provider to protect us in the event of an inflationary environment. This contract has served us well, as electricity costs in Ontario have escalated over the past year.

     Our distribution services, including our transportation company and our large distribution centre in Woodbridge, will play increasing roles in supplying distributors of our products with increasing reliability and cost effectiveness.

     The Support Group continues to provide Royal with a competitive edge over less integrated competitors. Royal's competitive position will be enhanced further through the initiatives undertaken in 2002.

                   Royal Group Technologies Limited   ANNUAL REPORT 2002     17

ROYAL IN THE NEWS



[PHOTO OF 2002 CRYSTAL ACHIEVEMENT AWARD WINNER]

ROYAL GROUP
RECEIVES
ACHIEVEMENT
AWARD
FOR ROYALECO(TM)
BASEMENT
WINDOW

[LOGO OF ROYAL RECYCLES]

"A HUMBLE BASEMENT WINDOW MAY BE
AN UNLIKELY SOURCE FOR INNOVATION, BUT
THE CANADIAN COMPANY'S ROYALECO
PRODUCT IS INNOVATIVE IN SEVERAL
IMPORTANT WAYS."

WINDOW & DOOR MAGAZINE, AUGUST 2002

[LOGO]


18 | Royal Group Technologies Limited  ANNUAL REPORT 2002

ENVIRONMENTAL,HEALTH, SAFETY
& SOCIAL STEWARDSHIP

IN 2002, ROYAL GROUP MAINTAINED ITS LEADERSHIP ROLE IN THE PLASTICS INDUSTRY ON THE ISSUES OF RECYCLING, WORKING ENVIRONMENTS AND ENVIRONMENTAL STEWARDSHIP.

ENVIRONMENTAL

Royal continues to be at the vanguard of recycling initiatives in the plastics industry. Royal is one of the largest recyclers of rigid PVC in the world, with equipment now capable of recycling over 100 million pounds per year of PVC scrap. The scrap is generated by a series of post industrial sources, including customers. Using Royal's unique PVC recycling technology, scrap is turned into usable raw material for certain products, helping to divert scrap from landfill sites. Utilization of PVC recycling capacity continues to increase.

      In addition, Royal's patented RoyalEco(TM) technology enables the manufacture of building products from a series of waste streams, including automobile trim and construction site waste. Products produced using RoyalEco(TM) technology included DuraSlate(TM) roof tiles, RoyalEco(TM) basement window systems and bases for outdoor storage buildings.

      Responsible environmental management goes beyond recycling programs. Royal Group's chemical producing operations are members of the Canadian Chemical Producers Association, mandating that the Group adhears to an international Responsible Care Program. Responsible Care provides a framework for operating in a way that affects every aspect of corporate life. It requires commitment to environmental performance, with public verification by peer members and community representatives.

HEALTH & SAFETY

Maintaining the well being of employees is a critical element of the Group's success. As a management team, we strive to foster a culture valuing initiatives that ensure the health and safety of employees. Our operations throughout the world continue to implement components of our Integrated Management System, which involves employee input with respect to continuous improvement of the safety of operations and the quality of products. These undertakings have resulted in a number of enhancements to employees' working environment.

Our collaborative approach to creation of healthy work environments is producing measurable benefits, with over 900,000 man hours worked in our 26 Ontario plants with no lost time injuries during the first six months of calendar 2002. In fact, we received a rebate from the Ontario Workplace Safety Insurance Board in 2002, recognizing reductions in injury related absenteeism from previous years.

SOCIAL

Royal's businesses are members of the communities in which they operate, striving to strengthen communities while maximizing profits. In 2002, Royal and its employees continued to contribute to community causes, donating to health care, educational and religious causes.

      Just one of the ways in which Royal Group contributed to communities in 2002 was through organization and co-sponsorship of the first annual Royal Run/Walk, in support of the EOH Meta Center. The Meta Center serves developmentally disadvantaged people in Ontario, with facilities and programs that enrich their lives. The first annual Royal/Run Walk took place in Royal's new industrial complex in Woodbridge, Ontario, with over 800 participants raising in excess of $95,000 for the Center. While Royal Group and its employees certainly made financial contributions to the Center through the event, equally important are the Royal volunteers' time allocations to the Center. It is this combined Corporate and Employee contribution which defines Royal's commitment to the communities in which it operates.

      Other examples of community contributions include sponsorship of numerous Habitat for Humanity projects and contributions to the Saint Claire of Assisi Society serving the spiritual and social needs of the Toronto area. In 2002, the contributions of Vic De Zen, and Royal Group to community causes were recognized by the Canadian Governor General awarding Mr. De Zen the Order of Canada. The Order of Canada is the highest award that a Canadian citizen can receive.

                      Royal Group Technologies Limited   ANNUAL REPORT 2002 | 19

MANAGEMENT'S DISCUSSION & ANALYSIS

OVERVIEW

Royal Group Technologies Limited ("the Group") is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is a vertically integrated, innovative, technology-based growth company and strives to be a low cost producer within its industry.

    Currently the Group operates substantially in the seasonal North American renovation and new construction markets. Accordingly, approximately three-fifths of the Group's net sales and two thirds of its net earnings occur in its last two quarters. As such, sales, and net earnings as a percentage of sales have historically been significantly different on a by-quarter basis, as compared to an annualized amount or rate. For the purposes of the following discussion the terms "EBITDA" and "operating margin" are used interchangeably.

    Earnings before interest, tax, depreciation, amortization and minority interest (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income
(loss), EBITDA is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net income
(loss) determined in accordance with GAAP as an indicator of Royal Group's performance or (ii) cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Royal Group's method of calculating EBITDA may differ from other companies and, accordingly, Royal Group's EBITDA may not be comparable to measures used by other companies. For a reconciliation between EBITDA and net income for the years ended December 31, 2000, 2001 and 2002, see Operating Margin sections of Management's Discussion and Analysis.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group's operating results and financial position for the years ended September 30, 2002, 2001 and 2000, which are based upon accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless specified otherwise. This discussion and analysis of the Group's operations have been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing in this Annual Report starting on page number 26. For fiscal 2002, the Group adopted Section 3062, of the CICA Handbook regarding Goodwill and other Intangible Assets. Accordingly, goodwill no longer has an impact on earnings through amortization; instead any impairment loss will be charged against earnings. The Group performed the impairment test for goodwill and concluded that the fair value of its operating segments exceeded the carrying amount of assets, including that recorded for goodwill as of both October 1, 2001 and September 30, 2002. This change in accounting policy resulted in no goodwill being amortized in fiscal 2002, whereas in fiscal 2001 $5.9 million ($0.06 per share) of goodwill was amortized.

STATEMENTS OF EARNINGS

                                                               2002            2001             2000
                                                          ------------    ------------     ------------
Net Sales                                                 $  1,915,230    $  1,669,036     $  1,549,481

Cost of sales, operating expenses and other income           1,554,672       1,353,109        1,171,082
                                                          ------------    ------------     ------------
Operating margin (EBITDA)                                      360,558        315, 927          378,399
Operating margin percentage                                       18.8%           18.9%            24.4%

Amortization                                                   118,308         104,632           83,335
Interest and financing charges                                  54,081          56,546           46,592
                                                          ------------    ------------     ------------

Earnings from operations                                       188,169         154,749          248,472

Income taxes                                                    55,675          38,001           79,246
                                                          ------------    ------------     ------------
Earnings before minority interest                              132,494         116,748          169,226

Minority interest                                                3,334            (690)             109
                                                          ------------    ------------     ------------
Net earnings                                                   129,160         117,438          169,117
                                                          ============    ============     ============
Earnings per share:

Basic                                                     $       1.40    $       1.29     $       1.95
Diluted                                                   $       1.38    $       1.27     $       1.89
                                                          ------------    ------------     ------------
Weighted average number of outstanding shares - Basic       92,574,936      90,869,248       86,929,410
                                                          ------------    ------------     ------------
Weighted average number of outstanding shares - Diluted     93,515,736      92,802,214       89,614,144
                                                          ------------    ------------     ------------

 20 | Royal Group Technologies Limited  ANNUAL REPORT 2002

[GRAPH OF SALES BY PRODUCT LINE]


[GRAPH OF SALES BY GEOGRAPHIC REGION]

YEAR ENDED SEPTEMBER 30, 2002 AS COMPARED TO
THE YEAR ENDED SEPTEMBER 30, 2001

NET SALES

Consolidated net sales for the year ended September 30, 2002 increased 15% or $246 million to a record $1.9 billion, from sales of $1.7 billion in 2001. The overall sales increase was primarily due to the Marley Mouldings LLC ("Marley") acquisition, as well as unit volume increases in the majority of product lines and slightly higher average selling prices offset by a decline in Window Covering and RBS & Foreign Operations sales. Excluding Marley, net sales for fiscal 2002 grew organically by 6% over 2001.

The following table summarises net sales by segment (in $millions):

NET SALES BY SEGMENT

                                              2002         2001          % change
                                             ------       ------         --------
Product segment:
Home Improvement Products                     1,002          756            33%
Consumer Products                               513          491             4%
Construction Products                           237          211            13%
RBS/Foreign Operations                          105          122           (14%)
                                             ------       ------         ------
                                              1,857        1,580            18%
                                             ======       ======         ======
Support segment:
Materials                                       434          371            17%
Service                                         118          205           (42%)
Machinery & Tooling                              63           87           (28%)
                                             ------       ------         ------
                                                615          663            (7)%
                                             ======       ======         ======
Intra-Group elimination                        (557)        (574)
                                             ======       ======         ======
Consolidated net sales                        1,915        1,669            15%
                                             ======       ======         ======

Product segment:
Product segment sales for the year ended September 30, 2002 increased 18% or $277 million to $1,857 million from $1,580 million in 2001. The increase was led by Home Improvement Products increasing 33% from the prior year. The increase was attributable to both the acquisition of Marley and higher unit volumes sold in custom profiles and exterior cladding, as well as some modest selling price increases. Consumer Products contributed $21.7 million to the overall Group's sales growth. It was led by 15% growth in Outdoor Products and 11% growth in Housewares & Furniture. Much of the growth in Outdoor Products was due to market penetration in areas such as fencing and decking products as certain applications of pressure treated wood are being phased out. The growth in Housewares & Furniture sales was due to unit volume increases and new product line introductions. Detracting from the Consumer Products growth was a 3% decrease in Window Coverings sales. Competition from Asia in the ready-made market segment led to some price decreases for certain Window Covering product lines. Continuing in fiscal 2003, the Window Coverings Division will focus on shifting toward higher margin, cut-to-fit and custom Window Covering programs. Construction Products increased 13% from the prior year, due to higher unit volumes sold in Pipe & Fittings coupled with modest selling price increases for Pipe & Fittings, as well as moderate unit volume increases from Commercial Doors. Offsetting the overall Product segment revenue growth was the $17.5 million (14%) decrease in net sales from Royal Building Systems & Foreign Operations. Economic conditions in South America and particularly in Argentina led to lower unit volumes being sold. Management continues to build on foreign growth by manufacturing other core building products in addition to the Royal Building Systems(TM) profiles with its existing infrastructure.

Support segment:
Support segment sales for the year ended September 30, 2002 decreased, as expected, 7% or $47.8 million to $615.6 million from $663.4 million in 2001. This segment represents materials, machinery & tooling and services provided predominately to the Product segment. The decrease in net sales was primarily due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal year. The decrease was partially offset by increased sales of materials due to higher demands from the Product segment.

    For fiscal 2003, Support segment sales are expected to decrease again as the sale of certain non-strategic business units occurred in the latter part of 2002. Partially offsetting this expected decrease will be an increase in material sales to support the projected increases in Product segment sales.

Geographic Sales distribution:
During fiscal 2002, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, increased to 70.5% of total sales from 66.6% in 2001. Much of this increase was due to the Marley acquisition.

                       Royal Group Technologies Limited  ANNUAL REPORT 2002 | 21

MANAGEMENT'S DISCUSSION & ANALYSIS

In light of current economic conditions, an overall net sales growth rate consistent with fiscal 2002 is expected, emanating from continued growth in demand for our current product lines and contributions from the introduction of new products and/or product applications.

OPERATING MARGIN:

Overall:

A one-time non-cash charge of $23.5 million resulting from a comprehensive review of all operating assets was recorded in fiscal 2002. Principally, the charge represents the write-off of first generation recycling equipment and tooling, as well as certain equipment previously used in production of certain window coverings. The first generation recycling equipment have recently been replaced by second generation technologies which have enabled entry into more efficient production of products such as roof tiles, window & door components, decking and railing.

     The Group's overall operating margin for the year ended September 30, 2002 increased by $44.7 million or 14.1% to $360.6 million compared to $315.9 million last year. EBITDA as a percentage of sales decreased slightly to 18.8% from 18.9% last year. Raw material costs as a percentage of sales decreased to 42.6% from 43.4% last year due primarily to the average resin cost for the year being lower than the previous year. For fiscal 2003, management expects the raw material cost percentage to be in the range of 41.5 to 42.5%.

     Labor and overhead costs as a percentage of sales were 13.6% and 10.3% respectively, and compare to 13.6% and 9.6% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the Window Coverings division. In addition, higher amortization cost contributed to the increase in overhead rates. For fiscal 2003, Management's focus is to improve on capacity utilization to lower labor and overhead costs as a percentage of sales.

     Selling and distribution costs as a percentage of sales increased to 13.4% from 12.5% due to increased transportation costs, the inclusion of Marley sales involving more in-store sales oriented costs and costs associated with introduction of new products or marketing programs. In particular, significant selling costs were incurred in preparation for the roll-out of new custom and cut-to-fit window covering programs. General and administration cost remained constant at 6.3% of sales for both years.

     Product segment EBITDA for the year ended September 30, 2002 increased by $41 million or 27% to $194.4 million compared to $153.4 million last year. EBITDA as a percentage of sales increased to 10.5% from 9.7% last year. The increase was primarily due to lower average raw material cost.

     Support segment EBITDA for the year ended September 30, 2002 increased $3.6 million or 2% to $166.1 million from $162.5 million in 2001. EBITDA as a percentage of sales increased to 27% from 24.5% last year. This increase was primarily due to lower average resin costs. In addition, the Materials division, which has higher operating margins, now makes up a larger percentage of the Support segment with the sale of certain non-strategic businesses.

     For fiscal 2003, Management anticipates the Group's overall EBITDA as a percentage of sales to be approximately 21%, returning to historical levels of 23 to 24% over the next few years.

AMORTIZATION EXPENSE:

Amortization expense as a percentage of sales was 6.2%, slightly lower than the 6.3% experienced last year. This expense increased to $118.3 million from $104.6 million for last year due to added capacities in both operating segments, the capital expenditure program undertaken during the past two years, and the Marley acquisition. Partially offsetting this increase, was the absence of goodwill amortization in fiscal 2002 (as discussed earlier).

     In the Products segment, amortization expense as a percentage of sales was 4.5% for both fiscal 2002 and 2001. This expense increased by $12.7 million from $71.1 million for the same period last year due primarily to the inclusion of Marley.

     In the Support segment amortization expense as a percentage of sales was 5.6%, greater than the 5.0% experienced last year. This expense increased by $1.0 million from $33.5 million for last year due primarily to added capacities in the recycling division and manufacturing facility additions.

INTEREST AND FINANCING CHARGES

As anticipated, interest and financing charges decreased as a percentage of sales, to 2.8% from 3.4% last year. Interest expense decreased by $2.5 million from $56.5 million due to the Group's effective interest rates being lower than those experienced in 2001 and the lower level of loan utilization for working capital and capital spending purposes. Partially offsetting the decrease was the reduction in capitalized interest costs in fiscal 2002 to $3.6 million as compared to the $8.2 million that had been capitalized in fiscal 2001. During the year, the Group's capital expenditures and the acquisition of Marley were financed from cash flow from operations.

INCOME TAX EXPENSE

In fiscal 2002, income tax expense as a percentage of earnings before income taxes increased to 29.6% from 24.6%. The increase was due to a $9 million one-time tax reduction in fiscal 2001 resulting from favourable provincial tax legislation passed in June 2001. For fiscal 2003, management expects an overall income tax rate of approximately 29%.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings in 2002, increased $11.8 million to $129.2 million or 7% of net sales up from $117.4 million or 7% of net sales for the previous year. Fully diluted earnings per share for fiscal 2002 was $1.38 compared to $1.27 in fiscal 2001. The average number of shares outstanding for fiscal 2002 on a fully diluted basis was approximately 93.5 million or 0.7 million greater than in fiscal 2001. Royal adopted Section 3062 of the CICA Handbook in fiscal 2002 and no longer amortizes goodwill, which represented approximately $5.9 million or $0.06 per share during fiscal 2001.

EBITDA                       EBIT                         NET EARNINGS
(in millions of dollars)     (in millions of dollars)     (in millions of dollars)

[GRAPH]                      [GRAPH]                      [GRAPH]

22   Royal Group Technologies Limited    ANNUAL REPORT 2002

CONSOLIDATED              CONSOLIDATED                INVESTING ACTIVITIES      WORKING CAPITAL             PROPERTY, PLANT
CASH FLOW                 FREE CASH FLOW                                        (in millions of dollars)    AND EQUIPMENT
(in millions of dollars)  (in millions of dollars)    Consolidated Capital      [GRAPH]                     (in millions of dollars)
[GRAPH]                   [GRAPH]                     Expenditures                                          [GRAPH]

                                                      Net Debt to Total
                                                      Capitalization (%)
                                                      [GRAPH]


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In fiscal 2002, the Group generated cash flow of $286.4 million, an increase of $30.9 million over $255.5 million generated in the prior year. During the three years ended September 30, 2002, the Group's cash flow aggregated $822.3 million. Cash flow from operations and debt proceeds were used to finance working capital expansion, acquisitions and capital spending. Also contributing to positive cash flow in fiscal 2002 was the proceeds from the sale of non- strategic assets. For 2002, $68.0 million was generated from the sale of non-strategic assets including the sale of excess real estate, a corporate plane and divestiture of certain businesses within the Support segment.

WORKING CAPITAL

A summary of the Group's consolidated working capital position at September 30 is set out below :

                                                       2002             2001
                                                       ----             ----
Working Capital (in millions of dollars)              167.5            179.8
Current ratio                                         1.22X            1.28x

Working capital was $167.5 million at September 30, 2002, $12.3 million less than the prior year's $179.8 million. As a measure of asset management, receivable days were 62 at September 30, 2002, representing a slight improvement from 63 days last year. Days inventory increased by 3 days to 141 from 138 days last year. Slightly higher days inventory occurred primarily as a result of larger customers reducing inventories on hand and a build up of Consumer Products inventory as sales for the last quarter were softer than anticipated. The method used to calculate days receivable and days inventory was changed during fiscal 2002 to better reflect the monthly movements and the seasonal aspects of the Group. Management's focus for fiscal 2003 is to balance production efficiencies with inventory carrying costs. This should lead to an overall lower days inventory.

CAPITAL SPENDING

Overall capital spending including acquisitions, for the years ended September 30, 2002 & 2001 is summarised below:

(in millions of dollars)                          2002             2001
------------------------                          ----             ----

Capital expenditures                             133.3            208.1
Acquisitions                                     149.2              4.9
Total capital spending                           282.5            213.0


For the year ended September 30, 2002, capital expenditures amounted to $133.3 million compared to $208.1 million for the same period last year. Approximately $98 million was expended in the Product segment, with the remaining $35 million expended in the Support segment for added capacities in the materials division.

     During 2002, the Group acquired 100% equity interests in certain businesses for an aggregate consideration of $149.2 million. The largest of the acquisitions was the purchase of Marley, which accounted for approximately 95% of the total cost of the acquisitions for the year.

     For fiscal 2003, excluding possible business acquisitions, the Group antici- pates capital spending to be approximately $130 million, composed of $90 million for additional equipment and $40 million for tooling necessary to produce new products.

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

The Group has an authorized $700 million revolving, unsecured bank credit facility with a syndicate of banks, of which a net of $38.0 million was drawn at September 30, 2002 and $345.8 million was committed as back-up liquidity to outstandings on the Group's commercial paper program at September 30, 2002. The bank credit facility can be used for working capital requirements, acquisitions and capital expenditures. The Group is authorizing a $400 million commercial paper program in Canada. In addition the Group has an authorized $400 million medium term note program in Canada. This program is unsecured, ranking pari passu with the bank credit facility. At September 30, 2002, the funded debt to total capitalization was 38.0%, an improvement from the prior year's 41.4%.

     Management believes that the Group's anticipated cash flow from operations and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

                    Royal Group Technologies Limited  ANNUAL REPORT 2002      23

MANAGEMENT'S DISCUSSION & ANALYSIS


YEAR ENDED SEPTEMBER 30, 2001 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2000

Consolidated net sales for the year ended September 30, 2001 increased 8% or $119.6 million to $1.7 billion, from sales of $1.6 billion in 2000. The sales increase was primarily due to unit volume increases in all major product lines and despite industry-wide market contractions experienced in some product areas. The effects of acquisitions completed during the year were offset against the prior year divestiture of our residential door manufacturer.

     Products segment sales for the year ended September 30, 2001 increased 6% or $96 million to $1,580 million from $1,484 million in 2000. RBS & Foreign Operations led the way with a 8% increase over the prior year. This was due to higher volumes sold in building systems. Home Improvement Products grew by 7%, which was led by an increase in Exterior Cladding of 13% or $28 million over the prior year. This was primarily due to higher unit volumes and slightly higher selling prices. Home Improvement Products rate of growth continued to outpace the 2001 growth forecasts for the North American repair and remod- eling industry. Construction Products increased 6% over the prior year on account of a 5% increase in pipe & fittings despite lower unit prices in pipe products. Consumer Products increased 6% over the prior year with housewares & furniture up 37%.

     Support segment sales for the year ended September 30, 2001 decreased 10% or $71 million to $663.4 million from $734.4 million in 2000. This expected decrease was primarily due to the completion of our industrial complex in Woodbridge and related added capacity expansion. The decrease was partially offset by increased third party sales of machinery and equipment during the last 6 months of the fiscal year.

     During fiscal 2001, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations increased slightly to 66.6% of total sales from 66.4% for the same period in 2000. Increases in sales volume rates of the building system increased in foreign markets to 11% from 9% last year.

     Earnings during fiscal 2001 were negatively impacted by the following: higher variable costs and lower fixed cost absorption, due to lower than expected sales volumes; the unusually abrupt increase in raw material costs, which reached their peak during last summer; and a special charge of $32 million resulting from a comprehensive review of major operations prompted by the increasing severity of the economic slowdown. Specifically the charge represents allowances for doubtful receivables in Window Coverings and Argentina, and inventory provisions and allowances for slow moving goods, as a result of the economic slowdown, as well as the write down to net realizable value of inventory of lower margin product lines to be discontinued.

     The Group's overall operating margin, excluding the $32 million charge, for the year ended September 30, 2001 decreased by $30.5 million or 8% to $347.9 million compared to $378.4 million in 2000. EBITDA as a percentage of sales decreased to 20.8% from 24.4% last year.

     Raw material costs as a percentage of sales increased slightly to 43.4% from 43.0% last year due primarily to a change in sales mix during the year from higher margin products. As average resin cost declined during the year, the Group was still working through higher cost inventory from prior year when resin costs peaked last summer.

     Labor and overhead costs as a percentage of sales were 13.6% and 9.6% respectively, compared to 12.8% and 8.7% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the fourth quarter. In addition higher amortization cost due to added capacities and costs associated with moving production facilities into the new industrial complex, increased overhead cost.

     Selling and distribution costs as a percentage of sales increased to 12.5% from 11.0% due to increased transportation and warehousing cost and higher allowance for doubtful accounts as a result of the economic environment. General and administration cost as a percentage of sales increased to 6.3% from 5.9% last year due to a higher level of expenditures in anticipation of achieving higher sales volumes.

     Product segment EBITDA for the year ended September 30, 2001, excluding the $32 million charge, decreased by $53.3 million or 22% to $185.4 million compared to $238.7 million last year. EBITDA as a percentage of sales decreased to 11.7% from 16.1% last year. The decrease was due to higher raw material costs due to the change in product mix and higher variable and lower fixed cost absorption as a result of lower than expected sales volumes.

     Support segment EBITDA for the year ended September 30, 2001 increased $22.8 million or 16.3% to $162.5 million from $139.7 million in 2000. EBITDA as a percentage of sales increased to 24.5% from 19.0% last year. This increase was primarily due to lower average resin costs and a change in mix.

     Amortization expense as a percentage of sales was 6.3% slightly higher than the 5.4% experienced last year. This expense increased by $21.3 million from $83.3 million for the same period last year due to capital expenditure programs undertaken in both operating segments during the past two years.

    In the Products segment, amortization expense as a percentage of sales was 4.5%, higher than the 3.9% experienced last year. This expense increased by $12.9 million from $58.2 million last year due primarily to added capacities in custom profiles and window covering product lines.

     In the Support segment, amortization expense as a percentage of sales was 5.0%, higher than the 3.4% experienced last year. This expense increased by $8.3 million from $25.2 million last year due primarily to added capacities in the material processing and recycling companies and manufacturing facility additions.

     As anticipated, interest and financing charges increased as a percentage of sales to 3.4% from 3.0% last year. Interest expense increased by $10 million from $46.6 million due to a higher level of loan utilization for working capital and capital spending purposes, as the Group's effective interest rates were relatively consistent with those experienced in 2000. During the year, the Group's capital expenditure program was financed with cash flow from operations and operating line proceeds.

     In fiscal 2001, income tax expense as a percentage of earnings before income taxes decreased to 24.6% from the 31.9% in 2000. The rate reduction was primarily due to favourable provincial tax legislation passed in June 2001 resulting in a $9 million tax reduction.

     Net earnings in 2001, excluding the $32 million charge, were $141.5 or 9% of sales compared to $169.1 or 10.9% of net sales for the previous year. On a fully diluted basis, net earnings per share, before the charge, for fiscal 2001 was $1.52 compared to $1.89 in fiscal 2000. During the year and in accordance with The Canadian Institute of Chartered Accountants, the Group adopted the treasury method in calculating fully diluted earnings per share. The change was applied on a retroactive basis, with the effect of reducing September 30, 2000 reported diluted earnings per share by $0.01 to $1.89. The average number of shares outstanding for fiscal 2001 on a fully diluted basis was approximately
92.8 million or 3.2 million higher than in fiscal 2000.

24   Royal Group Technologies Limited   ANNUAL REPORT 2002

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risk factors, uncertainties and other factors affecting the Group specifically or the markets generally. The Group's future performance could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for 2002 and beyond to differ materially from those expressed in any forward- looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in the Group's product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases, consolidation and restructuring programs, changes the Group's product mix, the growth rate of the markets in which the Group's products are sold, market acceptance and demand for the Group's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

- The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

- The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw mate-rials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin to its customers through increases in selling price, or otherwise absorb such costs increases without signif-icantly affecting its margins. In addition, the industry has occasionally found certain raw materials to be in short supply.

- As the Group continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater risk of foreign exchange fluc-tuations. The Group attempts to minimize risks associated with currency fluctuations through matchings of the currency of debt financing and the currency of certain raw material purchases to the currency of sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

- Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services.

- The Group provides trade credit to its customers in the normal course of business. The Group carries out credit evaluations of its customers and provides an allowance for potential credit losses, which, when realized, have for the most part been within the range of management's expecta- tions. The Group's credit risk is minimized by the product and geographic diversity of its customer base. The Group's credit risk is further minimized in certain product areas through the selective use from time to time of trade credit insurance.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group's consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowances for doubtful accounts receivable, inventory obsolescence, and income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED:

Refer to Note 18e(ii) in the Notes to Consolidated Financial Statements on page 37 of this report, for the discussion of recent accounting pronouncements issued but not yet adopted.

REVENUE RECOGNITION:

Revenue is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to or receipt by customers depending on contractual terms.

ALLOWANCES FOR DOUBTFUL ACCOUNTS RECEIVABLE:

In order for management to establish the appropriate allowances for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

INVENTORY OBSOLESCENCE:

In order for management to establish the appropriate provision for inventory, estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving items, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined valuation as of the date of the balance sheet.

INCOME TAXES:

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The failure to estimate correctly could result in some portion of the net income tax position not being realized.

OUTLOOK

Management anticipates organic sales growth of approximately 10% per year for the fiscal years 2003 through 2005, with 2005 sales reaching approximately $2.5 billion. EBITDA margins are expected to steadily increase over the three-year period, reaching 23 to 24% in 2005, as manufacturing capacity is increasingly utilized. Returns on invested capital are also anticipated to steadily increase over the three-year period, rising to low double digit levels, as a result of improving net profitability and declining capital expenditures.

                    Royal Group Technologies Limited  ANNUAL REPORT 2002      25

REPORT TO THE SHAREHOLDERS

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

    The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is comprised solely of independent directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.

    The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.



[SIGNATURE]                                 [SIGNATURE]
Vic De Zen                                  Ron Goegan
Chairman and Chief Executive Officer        Director and Chief Financial Officer
November 15, 2002                           November 15, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Royal Group Technologies Limited as at September 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[KPMG LLP]
Chartered Accountants
Toronto, Canada
November 15, 2002


26 Royal Group Technologies Limited  ANNUAL REPORT 2002

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001
(In thousands of Canadian dollars)

                                                        2002            2001
                                                     -----------    -----------
ASSETS

Current assets:
  Accounts receivable (note 4)                       $   390,332    $   370,030
  Inventories (note 5)                                   495,710        420,597
  Prepaid expenses                                        26,295         30,609
                                                     -----------    -----------
                                                         912,337        821,236

Property, plant and equipment (note 6)                 1,637,049      1,604,499

Future income tax assets (note 14)                         8,824         22,847

Goodwill and other assets (note 7)                       275,757        245,729
                                                     -----------    -----------
                                                     $ 2,833,967    $ 2,694,311
                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness (note 9)                         $   383,785    $   405,367
  Accounts payable and accrued liabilities (note 8)      257,324        211,472
  Term debt due within one year (note 9)                 103,754         24,635
                                                     -----------    -----------
                                                         744,863        641,474

Term debt (note 9)                                       443,042        544,861

Future income tax liabilities (note 14)                  126,891        127,487

Minority interest                                         18,249         18,802

Shareholders' equity:
  Capital stock (note 10)                                632,697        608,776
  Retained earnings                                      904,389        775,229
  Currency translation adjustments                       (36,164)       (22,318)
                                                     -----------    -----------
                                                       1,500,922      1,361,687
                                                     -----------    -----------
                                                     $ 2,833,967    $ 2,694,311
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

On behalf of the Board:



[SIGNATURE]                                        [SIGNATURE]
Vic De Zen                                         Ron Goegan
Chairman, & C.E.O.                                 Director & C.F.O.



                        Royal Group Technologies Limited   ANNUAL REPORT 2002 27

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)

                                                        2002           2001
                                                     -----------   -----------
Net sales                                           $  1,915,230   $ 1,669,036

Cost of sales and operating expenses                   1,554,672     1,353,109
                                                     -----------   -----------
Earnings before the undernoted                           360,558       315,927

Amortization charges (note 12)                           118,308       104,632
Interest and financing charges (note 13)                  54,081        56,546
                                                     -----------   -----------

Earnings before income taxes and minority interest       188,169       154,749

Income taxes (note 14)                                    55,675        38,001
                                                     -----------   -----------

Earnings before minority interest                        132,494       116,748

Minority interest                                          3,334          (690)
                                                     -----------   -----------
Net earnings                                         $   129,160   $   117,438
                                                     ===========   ===========

Earnings per share (note 11):
Basic                                                $      1.40   $      1.29
Diluted                                              $      1.38   $      1.27
                                                     ===========   ===========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended September 30, 2002 and 2001
(in thousands of Canadian dollars)

                                                        2002           2001
                                                     -----------   -----------
Retained earnings, beginning of year                 $   775,229   $   657,791

Net earnings                                             129,160       117,438
                                                     -----------   -----------
Retained earnings, end of year                       $   904,389   $   775,229
                                                     ===========   ===========

See accompanying notes to consolidated financial statements.


28 Royal Group Technologies Limited  ANNUAL REPORT 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)

                                                             2002         2001
                                                           ---------    ---------
Cash provided by (used in):

Operating activities:
 Earnings before minority interest                         $ 132,494    $ 116,748
 Items not affecting cash (note 16)                          153,942      138,779
 Change in non-cash working capital (note 16)                (35,920)    (110,425)
                                                           ---------    ---------
                                                             250,516      145,102

Financing activities:
 Increase (decrease) in bank indebtedness                    (21,582)      74,821
 Repayments of term debt                                     (24,556)      (2,538)
 Change in minority interest                                     815         (294)
 Proceeds from issuance of shares under stock option plan     23,921        3,064
                                                           ---------    ---------
                                                             (21,402)      75,053

Investing activities:
 Acquisition of property, plant and equipment, net          (133,326)    (208,088)
 Acquisitions of other businesses                           (149,217)      (4,913)
 Proceeds from (investments in) non-strategic assets          67,970       (2,641)
 Investment in other assets                                     (693)      (1,797)
                                                           ---------    ---------
                                                            (215,266)    (217,439)

Effect of exchange rate changes                              (13,848)      (2,716)
                                                           ---------    ---------
Change in cash, being cash, end of year                    $      --    $      --
                                                           =========    =========

Cash flow, being earnings before minority interest
plus items not affecting cash                              $ 286,436    $ 255,527

Supplemental cash flow information:

 Interest and financing charges paid                       $  52,891    $  58,693
 Income taxes paid                                            34,183       41,160
                                                           =========    =========

See accompanying notes to consolidated financial statements.



                          Royal Group Technologies Limited ANNUAL REPORT 2002 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)


1. SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States is shown in note 18.

(a) Principles of consolidation:

These consolidated financial statements include the accounts of Royal Group Technologies Limited (the "Company"), its subsidiaries and its proportionate share of the accounts of its joint ventures. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest. All significant intercompany profits, transactions and balances have been eliminated on consolidation.

    Investments over which the Company is able to exercise significant influence are accounted for using the equity method and investments where the Company does not control or exercise significant influence are accounted for using the cost method.

(b) Use of estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from these estimates.

(c) Inventories:

Inventories are stated at the lower of cost, using the first-in, first-out method, and replacement cost for raw materials and work in process, and net realizable value for finished goods.

(d) Property, plant and equipment:

Property, plant and equipment is stated at cost less accumulated amortization. Interest costs relating to major capital expenditures are capitalized when interest costs are incurred before the capital asset is placed into productive use. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings                                                          20 - 40 years
Plant equipment                                                    10 - 15 years
Dies and moulds                                                     4 - 10 years
Office and computer equipment                                       3 - 10 years
Aircraft and transport equipment                                    5 - 20 years

(e) Goodwill and other assets:

In August 2001, the Accounting Standards Board of The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, Goodwill and Other Intangible Assets. The Company has adopted this effective October 1, 2001. In accordance with the requirements of Section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated.

    Section 3062 replaces the requirement to amortize goodwill with a requirement to test for impairment at least annually. Any impairment loss would be charged against current period earnings and shown as a separate line item in the statement of earnings. As of the date of adoption of Section 3062, the Company had unamortized goodwill in the amount of $187,378 which is no longer being amortized. This change in accounting policy resulted in no amortization expense related to goodwill being recorded in the year ended September 30, 2002, whereas $5,893 of amortization expense related to goodwill was recorded during the year ended September 30, 2001. The Company completed the impairment assessment and no impairment loss has been recorded in the year ended September 30, 2002.

    The standard also specifies the criteria that intangible assets must meet to be recognized and reported apart from goodwill. The Company evaluated existing intangible assets including estimates of remaining useful lives. No reclassifications were required and patents continue to be amortized on a straight-line basis over 5 to 17 years.

    Deferred financing costs are amortized over the life of the related debt instruments.

(f) Revenue recognition:


Revenue is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to or receipt by customers depending on contractual terms.

(g) Foreign currency translation:

The accounts of the Company's foreign operations that are considered to be self-sustaining are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rates in effect at the balance sheet date and revenue and expenses are translated at average exchange rates for the year. Gains or losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in a "Currency Translation Adjustment" account in shareholders' equity until there is a realized reduction in the net investment.

    Gains and losses on the translation of the U.S. dollar-denominated Senior Notes (note 9) are considered to be a hedge of the U.S. dollar net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operation and are included in the Currency Translation Adjustment.

    Monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. All revenue and expenses denominated in U.S. dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of operations, except those relating to the translation of long-term debt (the Senior Notes (note 9)), which are deferred and amortized on a straight-line basis over the term of the debt.

    The accounts of the Company's foreign operations that are considered to be integrated are translated into Canadian dollars using the temporal method.

(h) Research and development:

The Company carries on various applied research and development ("R&D") programs, certain of which are partially funded by governments, including investment tax credits. R&D expenditures are charged to earnings in the period in which they are incurred. Funding received is accounted for using the cost reduction approach. Total R&D expenditures were approximately $21,688 (2001 - $19,043), of which $12,143 (2001 - $12,056) was expensed to cost of sales.

(i) Stock option plan:

The Company has a stock option plan which is described in note 10. No compensation expense is recognized for this plan when stock or stock options are issued to employees and key operating personnel. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock. (See note 18 for the potential effect of compensation expense.)

(j) Income taxes:

The Company applies the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized in income in the period that includes the date of enactment or substantive enactment date.

    In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes the Company will realize the benefits of these assets.

(k) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

30   Royal Group Technologies Limited  ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)


2. BUSINESS DEVELOPMENT:

Acquisitions of other businesses:

During 2002, the Company acquired 100% equity interest in certain businesses for aggregate consideration of $149,217 in cash. The largest of the acquisitions was the purchase of the business of Marley Mouldings LLC ("Marley"). Marley is the largest U.S. manufacturer and marketer of mouldings and millwork made from polyvinylchloride and polystyrene using cellular foam extrusion technology. These acquisitions were accounted for by the purchase method and are summarized as follows:

                                             Marley        Other         Total
                                            --------      --------      --------
Working capital                             $ 20,512      $    445      $ 20,957
Property, plant and equipment                 72,257         7,873        80,130
Other assets                                   7,314          --           7,314
Goodwill                                      40,816          --          40,816
                                            --------      --------      --------
Total purchase price                        $140,899      $  8,318      $149,217
                                            ========      ========      ========


During 2001, the Company acquired 100% equity interest in certain businesses for aggregate consideration of $4,913 in cash. These acquisitions were accounted for by the purchase method and are summarized as follows:

Working capital                                                           $2,952
Property, plant and equipment                                              1,961
                                                                          ------
Total purchase price                                                       4,913
                                                                          ======


3. INTEREST IN JOINT VENTURES:

The Company's proportionate interest in joint ventures includes the following:

                                                             2002         2001
                                                            -------      -------
Current assets                                              $13,606      $ 8,366
Property, plant and equipment                                13,150       10,507
                                                            -------      -------
Total assets                                                 26,756       18,873
Current liabilities                                           6,700        4,407
Long-term liabilities                                         2,171        3,230
Total liabilities                                             8,871        7,637
                                                            -------      -------
Shareholders' equity                                        $17,885      $11,236
                                                            =======      =======

                                                              2002         2001
                                                            -------      -------
Sales                                                       $51,207      $35,823
Net earnings                                                  5,919        3,451

Cash provided from operations                               $10,133      $ 4,445
Acquisition of property, plant and equipment                    762        4,205


4. ACCOUNTS RECEIVABLE:

                                                       2002              2001
                                                     ---------        ---------
Trade                                                $ 381,064        $ 341,995
Taxes and other                                         18,535           35,553
Allowance for doubtful accounts                         (9,267)          (7,518)
                                                     ---------        ---------
                                                     $ 390,332        $ 370,030
                                                     =========        =========


5. INVENTORIES:

                                                          2002            2001
                                                        --------        --------
Raw materials and work in process                       $175,050        $162,759
Finished goods                                           320,660         257,838
                                                        --------        --------
                                                        $495,710        $420,597
                                                        ========        ========


6. PROPERTY, PLANT AND EQUIPMENT:

                                                                                          2002                2001
                                                                                       ----------          ----------
                                                                   ACCUMULATED          NET BOOK            NET BOOK
                                                  COST             AMORTIZATION           VALUE              VALUE
                                               ----------          ------------        ----------          ----------
Land                                           $  106,443          $     --            $  106,443          $  101,260
Buildings                                         581,125             105,003             476,122             473,106
Plant equipment                                 1,172,516             351,736             820,780             764,104
Dies and moulds                                   232,044             112,308             119,736             107,413
Office and computer equipment                      54,804              35,071              19,733              22,064
Aircraft and transport equipment                   35,630              19,797              15,833              39,421
                                               ----------          ----------          ----------          ----------
                                                2,182,562             623,915           1,558,647           1,507,368

Assets not in use                                  78,402                --                78,402              97,131
                                               ----------          ----------          ----------          ----------
                                               $2,260,964          $  623,915          $1,637,049          $1,604,499
                                               ==========          ==========          ==========          ==========

Assets not in use are expected to either be placed into productive use during fiscal 2003 or disposed of during the next eighteen months. Assets not in use, consist of land and buildings under construction of $24,776 (2001 - $24,799) and plant equipment under construction of $53,626 (2001 - $72,332). Capital expenditures during the year include $3,616 (2001 - $8,230) of capitalized interest costs.

                        Royal Group Technologies Limited ANNUAL REPORT 2002 | 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)


 7. GOODWILL AND OTHER ASSETS:

                                                            2002          2001
                                                          ---------    ---------
Goodwill, net of accumulated amortization
(2001 - $32,317)                                           $226,203     $187,378
Patents, net of accumulated amortization of
$5,089 (2001 - $3,551)                                       13,253        7,339
Deferred financing costs, net of accumulated
amortization of $1,896 (2001 - $1,878)                        2,067        2,059
                                                          ---------    ---------
                                                            241,523      196,776

Investments                                                  34,234       48,953
                                                          ---------    ---------
                                                           $275,757     $245,729
                                                          =========    =========

Investments include the Company's holdings in associated companies and other business ventures accounted for by the equity and cost methods.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

                                                             2002         2001
                                                          ---------    ---------
Trade                                                      $202,215     $152,083
Taxes and other                                              55,109       59,389
                                                          ---------    ---------
                                                           $257,324     $211,472
                                                          =========    =========

9. BANK INDEBTEDNESS AND TERM DEBT:

The Company has an authorized $700,000 (2001 - $700,000) revolving, unsecured bank credit facility with a syndicate of banks, of which $63,152 was drawn at September 30, 2002 (2001 - $147,118) and $345,830 (2001 - $281,000) was
committed as backup liquidity to outstanding amounts on the Company's commercial paper program.

    The Company may elect at any time to term out any drawn amount under the 364-day facility which shall then be outstanding on a non-revolving, non-amortized basis, and be repayable in full within two years of the term-out. The costs of the term-out would be the same as the current facility drawn amounts.

    The bank credit facility is for working capital requirements, acquisitions, capital expenditures, and commercial paper backup liquidity lines and bears interest at prime or at 0.675% (2001 - 0.675%) over bankers' acceptance rates or LIBOR, plus a standby fee of 0.125% (2001 - 0.125%) on the undrawn portion of the facility, payable quarterly in arrears. Additionally, utilization fees are determined quarterly in arrears of 0.05% (2001 -0.05%) if 1/3 to 2/3 of the facility is drawn and 0.10% (2001 - 0.10%) if greater than 2/3 of the facility is drawn. The drawn fee and the standby fee are subject to variation if the Company's term credit rating is adjusted.

    The Company has an authorized $400,000 (2001 - $300,000) commercial paper program in Canada. On September 30, 2002, $345,830 (2001 - $281,000) was issued and outstanding, bearing rates at approximately 0.06% to 0.07% (2001 - 0.06% to 0.07%) over bankers' acceptance rates, plus a commission at 0.125%. The Company typically issues current debt first under its commercial paper program and the balance, if any, under its bank credit facility. This program is supported by the bank credit facility.

    The Company has an authorized $400,000 (2001 - $400,000) medium-term note program in Canada. This program is unsecured, ranking pari passu with the bank credit facility. On April 13, 2000, the Company issued $150,000 of notes bearing a coupon rate of 6.90%, payable semi-annually in arrears, maturing April 13, 2010, at which time the notes are due in full.

    The Company is subject to covenants under its various lending agreements. The Company has private placements of unsecured senior notes outstanding as follows:

o U.S. $50,000, bearing interest at 6.84%, due November 14, 2002. The Company repaid these notes in full on the due date, borrowing on its bank facility;

o U.S. $60,000, bearing interest at 7.17% with equal annual principal repayments due from August 2003 to 2006;

o   U.S. $25,000, bearing interest at 7.31%, due August 2006; and

o   U.S. $115,000, bearing interest at 7.10%, due November 2007.


9. BANK INDEBTEDNESS AND TERM DEBT (CONTINUED):

                                                             2002         2001
                                                           ---------   ---------
Bank indebtedness:
   Commercial paper                                         $345,830    $281,000
   Bankers' acceptances advances                                --        65,000
   LIBOR advances (U.S. $40,000; 2001 - U.S. $52,000)         63,152      82,118
                                                           ---------   ---------
                                                             408,982     428,118
Less cash                                                     25,197      22,751
                                                           ---------   ---------
Bank indebtedness                                           $383,785    $405,367
                                                           =========   =========

                                                             2002         2001
                                                           ---------   ---------
Term debt:
   Medium-term notes outstanding                           $ 150,000   $ 150,000
   Senior notes outstanding (U.S. $250,000;
   2001 - U.S. $265,000)                                     394,700     418,463
   Other term debt requiring periodic principal repayments     6,344       7,137
   Deferred foreign exchange loss                             (4,248)     (6,104)
                                                           ---------   ---------
                                                             546,796     569,496

Term debt due within one year                               (103,754)    (24,635)
                                                           ---------   ---------
Term debt                                                  $ 443,042   $ 544,861
                                                           =========   =========

Term debt principal repayments, using the year-end exchange rates, for the next five fiscal years are as follows:

2003                                                                    $103,754
2004                                                                      24,830
2005                                                                      24,830
2006                                                                      64,300
2007                                                                       1,033
Thereafter                                                               328,049
                                                                        --------
                                                                        $546,796
                                                                        ========

10. CAPITAL STOCK:

Authorized share capital of the Company consists of the following:

(a) Unlimited preference shares:
    Preference shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. None of these shares are issued or outstanding.

(b) Unlimited subordinate voting shares and multiple voting common shares:

    (i) Subordinate voting shares:
        Each share is entitled to one vote per share at all meetings of shareholders and shall participate equally as to dividends with each multiple voting share.
   (ii) Multiple voting shares:
        Each share is entitled to 20 votes per share at all meetings of shareholders and shall participate equally as to dividends with each subordinate voting share. Each share may be converted at any time into a fully paid subordinate voting share on a one-for-one basis, at the shareholder's option.

In the event that either the subordinate voting shares or the multiple voting shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. Under certain conditions, the sale or transfer of multiple voting shares shall cause such shares to be changed to subordinate voting shares.

32 | Royal Group Technologies Limited  ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)


10. CAPITAL STOCK (CONTINUED):

                                                  SUBORDINATE VOTING          MULTIPLE VOTING              TOTAL       TOTAL
                                                SHARES         AMOUNT       SHARES         AMOUNT         SHARES       AMOUNT
                                              ----------   -----------    ----------    -----------     ----------   -----------
Issued and outstanding, September 30, 2000    73,137,868   $   587,302    17,635,444    $    18,410     90,773,312   $   605,712
Conversion                                     1,700,000         1,775    (1,700,000)        (1,775)          --            --
Issued for cash under stock option plan          284,688         3,064          --             --          284,688         3,064
                                              ----------   -----------    ----------    -----------     ----------   -----------

Issued and outstanding, September 30, 2001    75,122,556       592,141    15,935,444         16,635     91,058,000       608,776
Issued for cash under stock option plan        2,159,617        23,921          --             --        2,159,617        23,921
                                              ----------   -----------    ----------    -----------     ----------   -----------
Issued and outstanding, September 30, 2002    77,282,173   $   616,062    15,935,444    $    16,635     93,217,617   $   632,697
                                              ==========   ===========    ==========    ===========     ==========   ===========

The Company maintains a stock option plan to allow management and key operating personnel to purchase subordinate voting shares, substantially exercisable as to half on or after three years from the date of issue, the balance after six years from the date of issue. The maximum number of subordinate voting shares reserved to be issued for options cannot exceed 15,850,000 and all options expire nine years after the date of issue.

The number of stock options has varied as follows:


                                               2002                              2001
                                    -------------------------         ---------------------------
                                                     WEIGHTED                            WEIGHTED
                                                      AVERAGE                            AVERAGE
                                      NUMBER OF      EXERCISE          NUMBER OF        EXERCISE
                                      OPTIONS         PRICE             OPTIONS          PRICE
                                    ---------       ---------          ---------       ---------
Balance, beginning of year          9,752,838       $   24.28          9,794,654       $   24.34
Granted                             2,216,779           26.16            580,000           21.95
Exercised                          (2,159,617)          11.47           (284,688)          11.16
Cancelled                            (146,483)          32.46           (337,128)          33.11
                                    ---------       ---------          ---------       ---------
Balance, end of year                9,663,517           27.45          9,752,838           24.28
                                    ---------       ---------          ---------       ---------
Options exercisable, end of year    3,962,694       $   22.35          5,252,719       $   17.41
                                    =========       =========          =========       =========

The following table summarizes information about options outstanding at September 30, 2002:

                                                          OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                            -----------------------------------------------    ---------------------------------
RANGE OF EXERCISE            NUMBER              WEIGHTED AVERAGE          WEIGHTED AVERAGE      NUMBER         WEIGHTED AVERAGE
PRICES PER SHARE           OUTSTANDING      REMAINING CONTRACTUAL LIFE      EXERCISE PRICE     EXERCISABLE       EXERCISE PRICE
------------------         -----------      --------------------------     ----------------    -----------      ----------------
$ 7.15  --  $17.63          1,316,394                    1.4                    $   11.73        1,273,943          $  11.61
$18.38  --  $29.90          4,360,623                    6.3                        25.43        1,893,094             24.51
$30.00  --  $36.00          1,799,750                    5.1                        32.61          549,000             32.74
$36.10  --  $46.60          2,186,750                    4.4                        36.70          246,657             38.10
                            ---------                                           ---------        ---------           -------
                            9,663,517                                               27.45        3,962,694             22.35
                            =========                                           =========        =========           =======

11. EARNINGS PER SHARE:

Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares, using the treasury stock method.

                                                           2002                             2001
                                              ---------------------------         --------------------------
                                                WEIGHTED            PER            WEIGHTED            PER
                                                AVERAGE            COMMON           AVERAGE          COMMON
                                               NUMBER OF            SHARE          NUMBER OF          SHARE
                                             COMMON SHARES         AMOUNT        COMMON SHARES       AMOUNT
                                             -------------        -------        -------------      -------
Basic net earnings per common share           92,574,936          $  1.40          90,869,248       $  1.29
Dilutive effect of stock options                 940,800             0.02           1,932,966          0.02
                                             -----------          -------        ------------       -------
Diluted net earnings per common share         93,515,736             1.38          92,802,214          1.27
                                             ===========          =======        ============       =======

Dilutive effect of stock options exclude the effect of 5,156,100
(2001-5,047,483) "out of the money" options, as they are anti-dilutive.

                        Royal Group Technologies Limited ANNUAL REPORT 2002 | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)



12. AMORTIZATION CHARGES:

                                                                     2002               2001
                                                                   ---------          ---------
Property, plant and equipment                                      $ 116,223          $  97,170
Goodwill (note 1(e))                                                       -              5,893
Patents                                                                2,085              1,569
                                                                   ---------          ---------
                                                                   $ 118,308          $ 104,632
                                                                   =========          =========

13. INTEREST AND FINANCING CHARGES:

                                                                  2002              2001
                                                                --------          --------
Interest expense:
  Operating                                                     $ 12,751          $ 18,634
  Term                                                            36,368            31,856
Bank and financing charges                                         2,736             3,152
Amortization of deferred financing costs
  and foreign exchange loss                                        2,226             2,904
                                                                --------          --------
                                                                $ 54,081          $ 56,546
                                                                ========          ========

14. INCOME TAXES:

Total income tax expense for the year ended September 30, 2002 was allocated as follows:

                                                                   2002                2001
                                                                ----------          ----------
Earnings before income taxes:
  Canadian operations                                           $  205,127          $  189,973
  Foreign operations                                               (16,958)            (35,224)
                                                                ----------          ----------
                                                                $  188,169          $  154,749
                                                                ==========          ==========

Current income tax expense:
  Canadian operations                                           $   42,552          $   40,552
  Foreign operations                                                 (304)             (9,201)
                                                                ----------          ----------
                                                                    42,248              31,351

Future income tax expense:
  Canadian operations                                               17,752               8,935
  Foreign operations                                                (4,325)             (2,285)
                                                                ----------          ----------
                                                                    13,427               6,650
                                                                ----------          ----------
                                                                $   55,675          $   38,001
                                                                ==========          ==========

Income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.12% (2001 - 34.2%) to pretax earnings as a result of the following:

                                                                   2002               2001
                                                                ---------          ---------
Earnings before income taxes and minority interest              $ 188,169          $ 154,749
                                                                ---------          ---------
Expected income taxes based on an effective
manufacturing and processing income tax rate
of approximately 33.12% (2001 - 34.2%)                          $  62,322          $  52,924
Changes in income taxes attributed to:
  Amortization of non-deductible goodwill
  (2002 - nil; 2001 - $1,563) and future
  income tax assets                                                   307              2,382
  Adjustment to future income tax assets and liabilities
  for enacted changes in tax laws and rates                        (1,407)            (9,000)
  Reduction due to income earned in foreign jurisdictions          (7,107)            (6,679)
  Non-taxable income and other                                      1,560            (1,626)
                                                                ---------          ---------
                                                                $  55,675          $  38,001
                                                                =========          =========

In accordance with the Canadian income tax accounting standard (note 1(j)), the effects of substantively enacted changes in federal or provincial income tax rates on future income tax assets and liabilities are included in the Company's consolidated financial statements. The effect of the enacted changes in the provincial income tax rates is reported as a $1,407 (2001 - $9,000) reduction to future income tax expense in fiscal 2002.

    The Company has been granted tax incentives for its Poland and China subsidiaries. These incentives are subject to certain conditions with which the Company expects to comply.

    The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at September 30, 2002 are presented below:

                                                                    2002                2001
                                                                  ---------          ---------
Future income tax assets:
Share issue costs                                                 $     682          $   2,453
Non-capital loss carryforwards                                        7,442             18,082
Other, including refundable taxes                                     1,700              3,312
                                                                      9,824             23,847
                                                                  ---------          ---------
Less valuation allowance                                              1,000              1,000
                                                                  ---------          ---------
Future income tax assets                                          $   8,824          $  22,847
                                                                  ---------          ---------
Future income tax liabilities:
Capital, intangible and other assets                              $(110,917)         $(123,641)
Other                                                               (15,974)            (3,846)
                                                                  ---------          ---------
Future income tax liabilities                                     $(126,891)         $(127,487)
                                                                  =========          =========


15. SEGMENT REPORTING DATA:

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

    The Company's significant operating segments are:

    (i) Product segment:
    This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, siding/roofing, window coverings, housewares and furniture, outdoor products, pipe/fittings, commercial doors and various applications of the building system used to construct a broad array of structures.

    (ii) Support segment:
    This segment represents materials, machinery, tooling and services provided predominately to the product segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Property management, equipment and tooling construction and maintenance, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

Performance is evaluated based on earnings before amortization and interest and return on invested capital. The Company sells to a broad range of customers, none of which accounted for more than 5.4% of net sales (2001 - 2.3%).

34 | Royal Group Technologies Limited  ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)


15. SEGMENT REPORTING DATA (CONTINUED):

The accounting policies for each of the segments are the same as those described in Note 1. Inter-segment transactions are negotiated as if the transactions were to third parties at market prices.

2002                                                                PRODUCT         SUPPORT        INTRA-GROUP    CONSOLIDATED
----                                                              -----------     -----------     -----------      -----------
NET SALES                                                         $ 1,856,587     $   615,643     $  (557,000)     $ 1,915,230
EARNINGS BEFORE AMORTIZATION AND INTEREST                             194,440         166,118                          360,558
AMORTIZATION CHARGES                                                   83,792          34,516                          118,308
ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT AND GOODWILL             219,416          34,856                          254,272
PROPERTY, PLANT AND EQUIPMENT                                         866,589         770,460                        1,637,049
GOODWILL                                                              187,045          39,158                          226,203
TOTAL ASSETS                                                        1,814,376       1,019,591                        2,833,967

2002                                                                PRODUCT         SUPPORT        INTRA-GROUP    CONSOLIDATED
----                                                              -----------     -----------     -----------      -----------
Net sales                                                         $ 1,579,844     $   663,442     $  (574,250)     $ 1,669,036
Earnings before amortization and interest                             153,382         162,545                          315,927
Amortization charges                                                   71,135          33,497                          104,632
Acquisition of property, plant and equipment and goodwill             123,779          84,309                          208,088
Property, plant and equipment                                         725,715         878,784                        1,604,499
Goodwill                                                              147,175          40,203                          187,378
Total assets                                                        1,518,816       1,175,495                        2,694,311

Virtually all intra-group sales relate to materials, machinery, tooling and service transactions of the support segment.

Certain information with respect to geographic regions is presented below:

2002                                      TOTAL                               CANADA              U.S.       OTHER FOREIGN
                                                                                                 SALES
----                                   ----------                          ------------------------------------------------
MANUFACTURED BY:
  CANADIAN OPERATIONS                  $1,141,013                60%       $  564,051        $  557,652        $   19,310
  U.S. OPERATIONS                         651,044                34%              113           643,360             7,571
  FOREIGN OPERATIONS                      123,173                 6%             --                 146           123,027

                                       $1,915,230                          $  564,164        $1,201,158        $  149,908
                                                                100%              29%               63%                8%

PROPERTY, PLANT AND EQUIPMENT          $1,637,049                          $1,133,144        $  336,263        $  167,642
GOODWILL                                  226,203                              84,674           131,016            10,513

2002                                      TOTAL                               CANADA              U.S.       OTHER FOREIGN
                                                                                                 SALES
----                                   ----------                          ------------------------------------------------
MANUFACTURED BY:
  CANADIAN OPERATIONS                  $1,081,524                65%       $  557,475        $  491,554        $   32,495
  U.S. OPERATIONS                         447,697                27%             --             443,736             3,961
  FOREIGN OPERATIONS                      139,815                 8%             --               4,194           135,621

                                       $1,669,036                          $  557,475        $  939,484        $  172,077
                                                                100%              33%               56%               11%

PROPERTY, PLANT AND EQUIPMENT          $1,604,499                          $1,167,958        $  268,346        $  168,195
GOODWILL                                  187,378                              84,620            92,245            10,513

                     Royal Group Technologies Limited  ANNUAL REPORT 2002 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)


16. SUPPLEMENTARY CASH FLOW INFORMATION
(a) Items not affecting cash:

                                                                     2002                2001
                                                                   ---------          ----------
Amortization charges                                               $ 118,308          $  104,632
Amortization of deferred financing costs and
foreign exchange loss                                                  2,226               2,904
Future income taxes                                                   13,427               6,650
Other                                                                 19,981              24,593
                                                                   ---------          ----------
                                                                   $ 153,942          $  138,779
                                                                   =========          ==========

(b) Change in non-cash working capital:

                                                                     2002                2001
                                                                  ----------          ----------
Accounts receivable                                               $  (12,813)         $   (5,538)
Inventories                                                          (47,879)            (13,301)
Prepaid expenses                                                       4,330              (1,178)
Accounts payable and accrued liabilities                              20,442             (90,408)
                                                                  ----------          ----------
                                                                  $  (35,920)         $ (110,425)
                                                                  ==========          ==========

The changes noted above are exclusive of non-cash working capital acquired through acquisitions.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

(a) Foreign exchange:
    The Company has significant investments denominated in U.S. dollars, which gives rise to a risk that its investments may be adversely impacted by fluctuations in foreign exchange as measured against the Canadian dollar. The Company uses U.S. dollar-denominated loans to hedge its U.S. dollar-denominated investments. Any exchange gain or loss on these loans is offset against the exchange loss or gain arising on translation of the respective financial statements of the foreign operations included in the currency translation adjustments caption shown as a separate component of shareholders' equity.

(b) Derivative financial instruments:
    The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative instruments.

(c) Concentration of credit risk:
    Concentration of credit risks in accounts receivable are limited due to the large number of customers comprising the Company's customer base throughout the world. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to particular customers, historical trends and other relevant information.

(d) Fair values of financial instruments:
    The fair values of accounts receivable, bank indebtedness, accounts payable and accrued liabilities as recorded in the consolidated balance sheets approximate their carrying amounts due to the short-term maturities of these instruments.

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates of term debt are determined by references to current market prices for debt with similar terms and risks. As at September 30, 2002, the fair value of the Company's senior notes exceeded the book value of these obligations by $57,003 (2001 -$43,707) using year-end exchange rates and discount rates ranging from 1.94% to 3.22%. As at September 30, 2002, the fair value of the Company's medium-term notes exceeded the book value of these obligations by $18,534 (2001 - nil) using a discount rate of 5.15%.

18. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, accounting principles generally accepted in the United States of America ("U.S. GAAP") differ from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements.

(a) Description of GAAP differences:

    (i)   Foreign exchange on term debt:
          Canadian GAAP requires that unrealized gains and losses on the translation of long-term debt denominated in foreign currencies at current exchange rates be deferred and amortized over the term of the debt. Under U.S. GAAP, such gains and losses are charged to earnings as period costs.

    (ii)  Substantively enacted tax laws and rates:
          Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted. U.S. GAAP does not recognize the concept of substantively enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

    (iii) Derivative instruments and hedging activities:
          Canadian GAAP does not require the reporting of derivative instruments on the consolidated balance sheet at fair value. In the U.S., the Financial Accounting Standards Board Statement 133 ("SFAS 133"), Derivative Financial Instruments and Hedging Activities as amended by SFAS 137, requires that the Company report all derivative instruments on the consolidated balance sheet at fair value. Management has determined that the impact of the adoption of FASB SFAS No. 133 on its U.S. GAAP disclosure is not material.

    (iv)  Comprehensive income:
          The Financial Accounting Standards Board in the United States issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

    (v)   Incorporated joint ventures:
          U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the additional information regarding the Company's interest in joint ventures is presented in note 3.

(b) Net earnings in accordance with U.S. GAAP:

                                                                     2002                 2001
                                                                  ---------            ---------
Net earnings in accordance with Canadian GAAP                     $ 129,160            $ 117,438
Impact on net earnings of U.S. GAAP adjustments:
  Foreign exchange on term debt (note 18(a)(i))                       1,856                2,334
  Tax effect of adjustments                                            (614)                (798)
  Substantively enacted tax laws and rates (note 18(a)(ii))              --                4,336
                                                                  ---------            ---------
Net earnings based on U.S. GAAP                                     130,402              123,310
Foreign currency translation adjustment                             (13,846)               4,963
                                                                  ---------            ---------
Comprehensive income based on U.S. GAAP                           $ 116,556            $ 128,273
                                                                  =========            =========
Earnings per share:
  Basic                                                           $    1.41            $    1.36
  Diluted                                                              1.39                 1.33

36 | Royal Group Technologies Limited  ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2002 and 2001
(In thousands of Canadian dollars, except per share amounts)

18. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

(c) Shareholders' equity in accordance with U.S. GAAP:

                                                                          2002             2001
                                                                       ----------       ----------
Shareholders' equity in accordance with Canadian GAAP                  $1,500,922       $1,361,687
Foreign exchange on term debt (note 18 (a)(i))                            (4,248)          (6,104)
Tax effect of adjustments                                                   1,583            2,197
Substantively enacted tax laws and rates (note 18(a)(ii))                      --               --
                                                                       ----------       ----------
Shareholders' equity in accordance with U.S. GAAP                      $1,498,257       $1,357,780
                                                                       ==========       ==========

(d) Effect on consolidated balance sheets and consolidated statements of earnings: The application of U.S. GAAP would result in the following presentation of these captions on the consolidated balance sheets and consolidated statements of earnings:

                                                                          2002              2001
                                                                       ---------        ----------
Term debt                                                              $ 551,044        $  575,600
Net future income tax liabilities                                        116,484           102,552
Tax provision                                                             56,289            34,463
Interest and financing charges                                            52,225            54,146
                                                                       ---------        ----------

(e) Other disclosures:
    (i) Accounting for employee stock options:
        U.S. GAAP encourages but does not require companies to record compensation cost for stock option plans at fair value. The Company accounts for stock options using the intrinsic value method as permitted under U.S. GAAP. The United States accounting pronouncement, Financial Accounting Standards Board No. 123 ("SFAS 123") does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions by year:


Assumptions                                                               2002            2001
                                                                       ---------        ---------
Risk-free interest rate                                                   4.7%             5.4%
Expected life (in years)                                                  4.9              4.0
Expected volatility                                                      42.7%            34.7%
                                                                       ---------        ---------
Weighted average fair value of options granted                         $ 11.49          $  7.78
                                                                       =========        =========

Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method described in SFAS 123, the Company's U.S. GAAP net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         2002              2001
                                                                     ----------         ----------
Net earnings:
    As reported                                                       $ 130,402          $ 123,310
    Pro forma                                                           120,751            117,018
Basic net earnings per share:
    As reported                                                            1.41               1.36
    Pro forma                                                              1.29               1.28
Diluted net earnings per share:
    As reported                                                            1.39               1.33
    Pro forma                                                              1.29               1.26
                                                                     ==========         ==========

18. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

   (ii) Recent accounting pronouncements issued but not yet adopted:
        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have any impact.

            In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company will adopt SFAS No. 144 for the fiscal year beginning October 1, 2002.

            In July 2002, the FASB released SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are one-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002.

            Effective October 1, 2002, the Company will adopt the new CICA Handbook Section 3870 with respect to the accounting for stock-based compensation and other stock-based payments. The new section requires that a fair value based method of accounting be applied to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new recommendations are applied prospectively to all stock-based payments granted on or after January 1, 2002 except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new recommendations are applied retroactively, without restatement. The new standard will permit the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. As a result, the Company does not believe the adoption of this standard will have a material impact upon the financial statements.

            The CICA Handbook Section 1650, amended November 2001 and effective January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life beyond the end of the fiscal year. This amendment would require these gains and losses to be included in income for the period. This amendment will be adopted by the Company effective October 1, 2002 and applied retroactively with restatement. The adoption of this section will result in the reversal of the GAAP difference described in note 18(a)(i).

19. COMMITMENT AND CONTINGENCIES:

The Company has a long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer from a North American supplier. The contract is at market prices reflecting considerations for volume and term and has a minimum duration of two years.

     The Company has contingent liabilities under standby letters of credit amounting to approximately $13,800 (2001 - $14,800) and U.S. $3,287 (2001 - U.S.
$4,700).

20. RELATED PARTY TRANSACTIONS:
During the year, the Company disposed of a corporate airplane and certain non-strategic land parcels to shareholders for aggregate net cash proceeds of $22,800, which was fair market value.

                     Royal Group Technologies Limited  ANNUAL REPORT 2002 | 37

                      SUPPLEMENTARY FINANCIAL INFORMATION




TWELVE-YEAR SUMMARY OF STATEMENTS OF EARNINGS(1)

For the years ended September 30
(In thousands of Canadian dollars, except per share amounts)


                                             2002           2001            2000          1999           1998            1997
                                           --------      ----------      ---------     ---------      ----------      ---------
Net sales                                  1,915,230      1,669,036      1,549,481      1,282,004      1,050,103        848,741

Cost of sales and
 operating expenses                       (1,554,672)    (1,353,109)    (1,179,107)      (952,902)      (799,103)      (649,313)
Other income                                    --             --            8,025           --             --             --


Operating margin (EBITDA)                    360,558        315,927        378,399        329,102        251,000        199,428
Percentage                                     18.8%          18.9%          24.4%          25.7%          23.9%          23.5%


Amortization charges                        (118,308)      (104,632)       (83,335)       (67,134)       (50,033)       (43,624)
Interest and
 financing charges                           (54,061)       (56,546)       (46,592)       (31,377)       (17,617)        (9,155)
Earnings from operations                     188,169        154,749        248,472        230,591        183,350        146,649
Management shareholder bonuses                  --             --             --             --             --             --
Unusual items                                   --             --             --             --           (2,900)          --
Earnings before income taxes
 and minority interest                       188,169        154,749        248,472        230,591        180,450        146,649


Income taxes                                 (55,675)       (38,001)       (79,246)       (79,182)       (64,712)       (52,721)


Earnings before
minority interest                           132,494         116,748        169,226        151,409        115,738         93,928


Minority interest                            (3,334)            690           (109)        (1,440)           355         (2,265)


Net earnings(1)                             129,160         117,438        169,117        149,969        116,093         91,663

Earnings per share:

Basic                                    $     1.40      $     1.29     $     1.95     $     1.75     $     1.38     $     1.13

Diluted(2)                               $     1.38      $     1.27     $     1.89     $     1.68     $     1.32     $     1.06

                                             1996           1995           1994           1993           1992           1991
                                           --------      ----------      ---------     ---------      ----------      ---------
Net sales                                    675,092        535,053        466,810        368,388        316,564        266,317

Cost of sales and
operating expenses                          (522,650)      (423,444)      (360,557)      (286,904)      (244,589)      (212,128)
Other income                                    --             --             --             --             --             --


Operating margin (EBITDA)                    152,442        111,609        106,253         81,484         71,975         54,189
Percentage                                     22.6%          20.9%          22.8%          22.1%          22.5%          20.3%


Amortization charges                         (36,932)       (28,095)       (23,902)       (20,552)       (18,536)       (17,841)
Interest and
 financing charges                            (8,191)        (9,895)       (17,597)       (20,387)       (19,771)       (25,002)
Earnings from operations                     107,319         73,619         64,754         40,545         33,689         11,346
Management shareholder bonuses                  --             --           (8,079)        (5,446)        (1,979)        (1,578)
Unusual items                                   --             --            5,815           --             --             --
Earnings before income taxes
 and minority interest                       107,319         73,619         62,490         35,099         31,689          9,768


Income taxes                                 (38,772)       (26,142)       (18,982)       (12,666)       (10,527)        (1,377)


Earnings before
minority interest                             68,547         47,477         43,508         22,433         21,162          8,391


Minority interest                             (1,394)          (864)        (2,168)          (734)          (722)          (195)


Net earnings(1)                               67,153         46,613         41,340         21,699         20,440          8,196

Earnings per share:

Basic                                       $   0.87       $   0.66           --             --             --             --

Diluted(2)                                  $   0.81       $   0.59           --             --             --             --

(1) 1994-91 pre IPO net earnings and operating margin are unadjusted on a pro-forma basis. Royal commenced trading on the Toronto StockExchange in November 1994.

2) Fiscal 1997-2000 fully diluted net earnings per share restated for adoption of the Treasury Method of calculating fully diluted weighted average number of shares in 2001.


 38  Royal Group Technologies Limited  ANNUAL REPORT 2002

QUARTERLY DATA(1)

[GRAPH OF QUARTERLY NET SALES]


[GRAPH OF QUARTERLY NET EARNINGS]


[GRAPH OF QUARTERLY NET BASIC EPS]


(In thousands of Canadian dollars, except per share amounts)

    Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of Royal's net sales and operating margin and two thirds of its net earnings occur in its last two quarters. As such, sales, operating margins and net earnings as a percentage of sales have historically been significantly different in the first two quarters, or on a by-quarter basis, as compared to an annualized amount or rate.

                                                           Q1              Q2               Q3               Q4          TOTAL
                                                        ---------       --------        --------          --------     ----------
Corporate Operating Results - Fiscal 2002
Net sales                                                 384,220        404,744         579,330           546,936      1,915,230
Operating margin (EBITDA)                                  78,300         81,563         124,234            76,461        360,558
Net earnings                                               24,867         26,207          56,382            21,704        129,160
Basic net earnings per share                                $0.27          $0.28           $0.61             $0.23          $1.40
Diluted net earnings per share                              $0.27          $0.28           $0.60             $0.23          $1.38
                                                        ---------       --------        --------          --------     ----------
Corporate Operating Results - Fiscal 2001
Net sales                                                 353,648        334,043         506,949           474,396      1,669,036
Operating margin (EBITDA)                                  72,407         32.214         115,117            96.189        315,927
Net earnings (loss)                                        22,725         (5,134)         49,873            49,974        117,438
Basic net earnings (loss) per share                         $0.25         ($0.06)          $0.55             $0.55          $1.29
Diluted net earnings (loss) per share(2)                    $0.25         ($0.06)          $0.54             $0.54          $1.27
                                                        ---------       --------        --------          --------     ----------
Corporate Operating Results - Fiscal 2000
Net sales                                                 320,128        334,508         459,835           435,010      1,549,481
Operating margin (EBITDA)                                  74,524         76,727         119,930           107,218        378,399
Net earnings                                               29,737         29,405          56,768            53,207        169,117
Basic net earnings per share                                $0.35          $0.34           $0.66             $0.60          $1.95
Diluted net earnings per share(2)                           $0.33          $0.33           $0.64             $0.58          $1.89
                                                        ---------       --------        --------          --------     ----------
Corporate Operating Results - Fiscal 1999
Net sales                                                 260,700        272,063         371,628           377,614      1,282,004
Operating margin (EBITDA)                                  59,477         63,631          99,282           106,712        329,102
Net earnings                                               25,083         25,445          47,715            51,726        149,969
Basic net earnings per share                                $0.29          $0.30           $0.56             $0.60          $1.75
Diluted net earnings per share(2)(3)                         --             --              --                --            $1.68
                                                        ---------       --------        --------          --------     ----------
Corporate Operating Results - Fiscal 1998
Net sales                                                 211,436        229,344         304,098           305,225      1,050,103
Operating margin (EBITDA)                                  46,346         47,558          78,180            78,916        251,000
Net earnings                                               18,402         19,028          39,725            41,838        118,993(4)
Basic net earnings per share                                $0.22          $0.23           $0.47(4)          $0.49          $1.41(4)
Diluted net earnings per share(2)(3)                         --             --              --                --            $1.35(4)
                                                        ---------       --------        --------          --------     ----------

(1) Quarterly information is unaudited.

(2) 2000 quarterly and fiscal 1998-2000 fully diluted net earnings per share restated for adoption of the Treasury Method of calculating fully diluted weighted average number of shares in 2001.

(3) Restated quarterly fully diluted net earnings per share for 1998 and 1999 not available.

(4) Prior to $2,900 (or $0.03 per share) write down of non-core land in 1998.


                        Royal Group Technologies Limited ANNUAL REPORT 2002 | 39

                      SUPPLEMENTARY FINANCIAL INFORMATION

SALES BY PRODUCT LINE

SEGMENTS                                                                   ANNUAL NET SALES (IN MILLIONS OF DOLLARS)(1)
--------                                                    -----------------------------------------------------------------------
                                                             `02        `01        `00         `99        `98        `97        `96
                                                            -----      -----      -----      -----      -----       ----       ----
HOME IMPROVEMENT PRODUCTS
Custom Profiles                                               702        518        488        419        347        330        287
Exterior Cladding                                             300        238        210        179        152        123        107
Residential Doors                                              --         --          8         25         19         19         18

CONSUMER PRODUCTS

Window Coverings                                              252        260        261        234        192        163        128
Outdoor Products                                              144        126        127         85         65         26          8
Housewares & Furniture                                        117        105         77         49         42          0          0

CONSTRUCTION PRODUCTS

Pipe & Fittings                                               212        187        178        149        114        106         78
Commercial Doors                                               25         24         22         20         16         13          0

ROYAL BUILDING SYSTEMS/FOREIGN OPERATIONS                     105        122        113         82         77         44         28
                                                            -----      -----      -----      -----      -----       ----       ----
TOTAL PRODUCT SEGMENT                                       1,857      1,580      1,484      1,242      1,024        824        654
                                                            =====      =====      =====      =====      =====       ====       ====
Materials                                                     434        371        392        293        194        171        134
Machinery & Tooling                                            63         87         79         93         90         37         22
Service                                                       118        205        263        153        107         72         51


TOTAL SUPPORT SEGMENT                                         615        663        734        539        391        280        207

Intra-Group eliminations                                     (557)      (574)      (669)      (499)      (365)      (255)      (186)
                                                            -----      -----      -----      -----      -----       ----       ----
CONSOLIDATED NET SALES                                      1,915      1,669      1,549      1,282      1,050        849        675
                                                            =====      =====      =====      =====      =====       ====       ====

(1) Certain product line sales figures for prior years have been restated to reflect the new presentation of product line sales data adopted in fiscal 2001.

40 | Royal Group Technologies Limited  ANNUAL REPORT 2002

OUTSTANDING SHARE INFORMATION

as at September 30, 2002 and 2001

                                                      2002              2001
                                                   ----------         ----------
Multiple Voting Shares                             15,935,444         15,935,444
Subordinate Voting Shares                          77,282,173         75,122,556
                                                   ----------         ----------
Total shares outstanding                           93,217,617         91,058,000

Total options outstanding as at September 30, 2002 are 9,663,517 (2001 - 9,752,838).

Dividend Policy: Royal's policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.

DEBT RATINGS


       RATING AGENCY            COMMERCIAL PAPER            MEDIUM TERM NOTES
      --------------            ----------------            -----------------
           DBRS                     R-1 (low)                    A (low)
           S&P                        n/a                         BBB

TRADING DATA (STOCK SYMBOL: RYG)

                             High           Low         Close         Volume
                            (TSX)          (TSX)        (TSX)        (000's)
                                                                     TSX+NYSE
                           ------         ------       ------       ---------
FISCAL 2002

FOURTH QUARTER              31.97          13.06        13.70         25,607
THIRD QUARTER               32.20          28.67        31.48         16,953
SECOND QUARTER              32.40          28.05        30.15         14,460
FIRST QUARTER               29.49          21.90        29.38         17,216
                           ------         ------       ------       --------
TOTAL                                                                 74,236


Fiscal 2001
Fourth Quarter              30.00          19.94        23.95         12,763
Third Quarter               29.50          20.00        27.95         12,739
Second Quarter              27.20          18.55        23.25         12,135
First Quarter               31.40          16.10        18.75         12,740
                           ------         ------       ------       --------
Total                                                                 50,377

ROYAL GROUP'S SHARE PERFORMANCE
CUMULATIVE TOTAL RETURN ON INVESTMENT OF $C100

(September 1997 through September 2002)


[GRAPH OF ROYAL GROUP'S SHARE PERFORMANCE]



                       Royal Group Technologies Limited  ANNUAL REPORT 2002 | 41

OUR SYSTEM OF CORPORATE GOVERNANCE

Ensuring sound business practices is a critical element of our accountability to our stakeholders. Royal Group continues to implement a series of checks and balances to further ensure good corporate governance.

Our Board, which is currently composed of four Independent, Non-Management Directors and five Management Directors, plays an active role in governance. We intend to add independent Directors during 2003, with the intention to have a majority of Independent Directors before year end.

The Audit Committee of the Board of Directors is composed entirely of Independent Directors, who are responsible for the appointment of the external audit firm, approval of financial statements and forward-looking financial guidance. Reports are now presented regularly to the Audit Committee, highlighting Stakeholders' expectations, as well as questions or concerns. Our approach to ensuring appropriate checks and balances is being augmented to include our expanding internal auditing group, which reviews all of our key financial statements.

Since 1987 KPMG LLP has provided external auditing services to Royal Group. A number of safeguards have been established to ensure their independence from Royal, including an independent review of their audit findings with the Audit Committee.

Each of the members of the Board of Directors owns shares in Royal Group, with total holdings of the Board representing 18% of total shares outstanding. No loans are made to Directors or Management to purchase shares.

In light of recent corporate accounting scandals, legislative reforms have been proposed to restore investor confidence, including certification of key financial statements by the C.E.O. and C.F.O. Both Royal's C.E.O. and C.F.O. intend to certify the statements in this report as part of our annual filings with securities regulators in the United States, which are to be made in February 2003.

Further information on Royal Group's approach to corporate governance can be found on Royal's web site in the Investor Relations section and in the 2002 Management Information Circular.

[Signature]                        [Signature]
Vic De Zen                         Douglas Dunsmuir
Chairman and C.E.O.                Director and President
January 1, 2003                    January 1, 2003


42 | Royal Group Technologies Limited  ANNUAL REPORT 2002

                             CORPORATE INFORMATION

                                                                                      SIGNIFICANT
                                                                                      MANUFACTURING OPERATIONS
BOARD OF DIRECTORS                       TRANSFER AGENT AND REGISTRAR                 OUTSIDE OF CANADA & U.S.A.
------------------                       ----------------------------                 --------------------------
Vic De Zen                               Information regarding your shareholdings     Product Segment:
Royal Group Technologies Limited         may be obtained by writing or calling the    Argentina:
Chairman and                             transfer agents:                             Royal Group Technologies del Sur S.A.
Chief Executive Officer                                                               Avenida 520, Ruta #2
                                         Computershare Trust Company of Canada        Km. 55, Abasto 1903 Parque Industrial
Douglas Dunsmuir                         100 University Avenue, 9th Floor             La Plata
Royal Group Technologies Limited         Toronto, Ontario M5J 2Y1                     Buenos Aires, Argentina
President                                Tel: 1-800-663-9097 or (416) 981-9633        Tel: (54-11) 4314-8997
                                         Facsimile: (416) 981-9507                    Fax: (54-11) 4813-2667
Gwain Cornish                            E-mail: caregistryinfo@computershare.com     E-mail: info@royalhousing.com.ar
Royal Group Technologies Limited
Senior Vice President                    Co-Transfer Agent (U.S.A.)                   Brasil:
                                         Computershare Trust Company Inc.             Royal DoBrasil Technologies S.A.
Ron Goegan                               12039 W. Alameda Parkway, Site 2-2           Ax Ceara 330- Conj. 401
Royal Group Technologies Limited         Lakewood, CO 80228                           CEP 90240-510-Porto Alegre
Chief Financial Officer                  Tel: (303) 956-5400                          RS-Brasil
                                         Fax: (303) 986-2444                          Tel: (55-51) 3326-1608
Mario Cadorette                                                                       Fax: (55-51) 3325-5583
Royal Window Coverings (Canada) Inc.     SHAREHOLDER INQUIRIES                        E-mail: info@royalbrasil.com.br
President                                Responses to shareholder inquiries as well
                                         as information published by the Company for  China:
Gregory Sorbara*                         its shareholders and others, including       Royal Building Systems (Shanghai) Limited
M.P.P., Vaughan, King, Aurora            annual reports, quarterly reports and        328 Rongle Dong Lu
                                         annual information forms may be obtained     Songjiang Industrial Zone
Ronald Slaght*                           from:                                        Songjiang, Shanghai 201613
Lenczner Slaght Royce Smith Griffin                                                   China
Barristers, Partner                      Investor Relations                           Tel: (86-21) 5774-3802
                                         Royal Group Technologies Limited             Fax: (86-21) 5774-2340
Ralph Brehn*                             1 Royal Gate Blvd.,                          E-mail: srbs@public.sta.net.cn
Retired former President                 Woodbridge, Ontario L4L 8Z7
of Hunter Douglas Canada Ltd.            Telephone: (905) 264-0701                    Colombia:
                                         Facsimile: (905) 264-0702                    Royalco S.A.
Irvine Hollis                            E-mail: info@royalgrouptech.com              Via a Mamonal Km. 5
Former President of Duracell Inc.        Web site: www.royalgrouptech.com             Presently Management Consultant,
I Hollis Management                                                                   Sector Puerta de Hierro
Consultants Inc.                         ANNUAL MEETING                               Apartado 6397
Management Consultant                    The annual meeting of shareholders of Royal  Cartagena, Colombia
                                         Group Technologies Limited will be held      Tel: (57-1) 622-2266
* Member of Audit Committee              February 20, 2003. The notice of and proxy   Fax: (57-1) 622-9246
                                         materials were mailed to shareholders with   E-mail: info@royalcosa.com
EXECUTIVE OFFICERS                       this report.
                                                                                      Mexico:
Vic De Zen                               STOCK EXCHANGE LISTINGS                      Royal Building Systems de Mexico, S.A.
Chairman and                             Subordinate Voting Shares are listed on      de C.V.
Chief Executive Officer                  The Toronto Stock Exchange                   Calle Adair, Lote 6, Manzana 4
                                         and the New York Stock Exchange.             Parque de la Pequena y Mediana Industria
Douglas Dunsmuir                         Symbol: RYG                                  Puerto Industrial de Altamira
President                                                                             Altamira, Tamaulipas,
                                         INDEX LISTINGS                               C.P. 89609 Mexico
Gwain Cornish                            S&P/TSX Composite Index                      Tel: (52-55) 26-25-15-00
Senior Vice President                    S&P/TSX 60 Index                             Fax: (52-55) 53-43-05-80
                                                                                      E-mail: atencionaclientes@royalmex.com.mx
Ron Goegan                               AUDITORS
Chief Financial Officer                  KPMG LLP, Chartered Accountants              Poland:
                                         Suite 3300, Commerce Court West              Royal Europa Sp. z.o.o
Lu Galasso                               199 Bay Street                               ul. Royal 1
Vice President and Director of Taxation  Toronto, Ontario M5L 1B2                     59-320 Polkowice Dolne
                                                                                      Poland
                                                                                      Tel: (48-76) 847-0080
                                                                                      Fax: (48-76) 847-0086
                                                                                      E-mail: info@royaleuropa.com

                                                                                      Support Segment:
                                                                                      AMUT S.P.A.
                                                                                      Novara, Italy

                                                                                      Ariostea S.P.A.
                                                                                      Reggio Emilia, Italy

                                                                                      Ce rapport est egalement publie en
                                                                                      francais.

                      Royal Group Technologies Limited   ANNUAL REPORT 2002 43

                           THE ROYAL FAMILY OF BRANDS


                        [LOGOS -- ROYAL FAMILY OF BRANDS]


Home Improvements                                     Consumer Products

                        [LOGO -- ROYAL FAMILY OF BRANDS]


                           BUILDING A BETTER WORLD(TM)

 With a strategic focus on quality and innovation, Royal has emerged as a leader in the home improvement, consumer and construction products industries.
       You will increasingly see the Royal Crown, in conjunction with the
               Royal family of brands, identifying our products.
     Look for the Royal Crown as a symbol identifying quality and innovation

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expects", "should continue", "believes", "anticipates", "estimated" and "intends" or similar formulations. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, or revenues related to sales price increases, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of January 1, 2003 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Designed and Produced by: Artifex Design Group Inc., Printing: Mediavision International Inc., Translation: Espace-Temps Inc.

                         [LOGO ROYAL GROUP TECHNOLOGIES]